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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126115

PROSPECTUS

CORGENIX MEDICAL CORPORATION

26,475,314 Shares of Common Stock

        The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. We will not receive any proceeds from the sale of the common stock being sold by the selling shareholders. The shares being offered include 23,775,843 shares reserved for issuance upon exercise of warrants and conversion of convertible notes that we have issued to selling shareholders.

        The common stock is traded on the NASD OTC Bulletin Board under the symbol "CONX.OB." On June 21, 2005, the closing bid price for our common stock was $0.25 per share.

        The selling shareholders may offer their shares at any price. We will pay all expenses of registering the shares.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4 of this prospectus.

        We have not authorized anyone to provide you with different information from that contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 12, 2005.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this prospectus. All dollar amounts herein are presented in U.S. dollars. Prospective investors should carefully consider the information set forth under "Risk Factors." References to the terms "Corgenix," "Company," "we," "our," or "us," refer to Corgenix Medical Corporation and its subsidiaries.

The Company

        Corgenix Medical Corporation is engaged in the research, development, manufacture and marketing of in vitro (outside the body) diagnostic products for use in disease detection and prevention (the "Diagnostics Products Business"). We currently sell 51 Diagnostic Products (the "Diagnostic Products") on a worldwide basis to hospitals, clinical laboratories, commercial reference laboratories, and research institutions. Our corporate headquarters are located in Westminster, Colorado. We have two wholly owned operating subsidiaries:

  •
  Corgenix, Inc. (formerly REAADS Medical Products, Inc.), established in 1990 and located in Westminster, Colorado. Corgenix, Inc. is responsible for sales and marketing activities for North America, and also executes product development, product support, clinical and regulatory affairs, and product manufacturing of the Diagnostic Products.

  •
  Corgenix (UK) Ltd., incorporated in the United Kingdom in 1996 (formerly REAADS Bio-Medical Products (UK) Limited), and is located in Peterborough, England. Corgenix UK manages the Diagnostic Business' international sales and marketing activities, except for distribution in North America, which is under the responsibility of Corgenix, Inc.

        Our Diagnostics Products Business is managed by Corgenix, Inc. and Corgenix UK, and includes the research, development, manufacture, and marketing of in vitro diagnostic products for use in disease detection and prevention. We have developed and we manufacture most of our products at our Colorado facility, and we purchase other products from other healthcare manufacturers, known as OEM Products. All of these products are used in clinical laboratories for the diagnosis and/or monitoring of three important areas of health care:

  •
  Autoimmune disease (diseases in which an individual creates antibodies to one's self, for example systemic lupus erythematosus ("SLE") and rheumatoid arthritis ("RA"));

  •
  Vascular disease (diseases associated with certain types of thrombosis or clot formation, for example antiphospholipid syndrome, deep vein thrombosis, stroke and coronary occlusion); and

  •
  Liver diseases (fibrosis, cirrhosis and transplanted organ rejection).

        In addition to our current Diagnostic Products, we are actively developing new laboratory tests in other important diagnostic testing areas. See "Other Strategic Relationships." We manufacture and market to clinical laboratories and other testing sites worldwide. Our customers include large and emerging health care companies such as Instrumentation Laboratories, Helena Laboratories and Diagnostic Grifols, S.A.

        Most of our products are based on our patented and proprietary application of Enzyme Linked ImmunoSorbent Assay, or ELISA, technology, a clinical testing methodology commonly used worldwide. Most of our current products are based on this platform technology in a delivery format convenient for clinical testing laboratories. The delivery format, which we refer to as "Microplate," allows the testing of up to 96 samples per plate, and is one of the most commonly used formats, employing conventional testing equipment found in virtually all clinical laboratories. The availability and broad acceptance of ELISA Microplate products reduces entry barriers worldwide for our new products that employ this technology and delivery format. Our products are sold as "tests" that include all of the materials required to perform the test, except for routine laboratory chemicals and instrumentation. A test using ELISA technology involves a series of reagent additions into the Microplate, triggering a complex immunological reaction in which a resulting color occurs. The amount of color developed in the final step of the test is directly proportional to the amount of the specific marker being tested for in the patient or unknown sample. The amount of color is measured and the results calculated using routine laboratory instrumentation. Our technology specifies a process by which biological materials are attached to the fixed surface of a diagnostic test platform. Products developed using this unique attachment method typically demonstrate a more uniform and stable molecular configuration, providing a longer average shelf life, increased accuracy and superior specificity than the products of our competitors.

        Some of the OEM products that we obtain from other manufacturers and sell through our distribution network utilize technologies other than our patented and proprietary ELISA technology.

        Our diagnostic tests are intended to aid in the identification of the causes of illness and disease, enabling a physician to select appropriate patient therapy. Internally and through collaborative arrangements, we are developing additional products that are intended to broaden the range of applications for our existing products and to result in the introduction of new products.

        Since 1990, our sales force and distribution partners have sold over 12 million tests worldwide under the REAADS and Corgenix labels, as well as OEM products. An integral part of our strategy is to work with corporate partners to develop market opportunities and access important resources. We believe that our relationships with current and potential partners will enable us to enhance our menu of diagnostic products and accelerate our ability to penetrate the worldwide markets for new products.

        We currently use the REAADS trademarks and trade names in the sale of the products that we manufacture. These products constitute the majority of our product sales.

The Offering

Securities being offered	Up to 26,475,314 shares of common stock.
Common stock outstanding after offering
31,917,278 shares of common stock (assuming 23,775,843 shares of stock are issued upon the exercise of warrants and the conversion of secured convertible notes (including accrued interest) held by the selling shareholders).
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.
OTCBB Trading Symbol	CONX.OB

Summary Financial Information

	Nine Months Ended		Years Ended
	March 31, 2005	March 31, 2004	June 30, 2004	June 30, 2003
	(Unaudited)		*	*
Net Sales	$4,024,195	$3,745,041	$5,270,553	$5,023,669
Cost of Sales	1,516,844	1,337,146	1,873,534	1,697,123

Gross Profit	2,507,351	2,407,895	3,397,019	3,326,546
Operating Expenses:
Selling and Marketing	1,105,234	981,705	1,348,318	1,498,033
Research and Development	442,363	563,482	737,897	858,892
General and Administrative	907,345	846,029	1,267,479	1,197,534

Total Expenses	2,454,942	2,391,216	3,353,694	3,554,459
Operating Income (loss)	52,409	16,679	43,325	(227,913)
Interest Expense, Net	268,971	69,190	(168,240)	(76,911)

Net Income (loss)	$(216,562)	$(52,511)	$(124,915)	$(304,824)
Accretion of discount on redeemable common stock	64,919	64,917	86,555	86,558

Net income (loss) available to common stockholders	$(281,481)	$(117,428)	$(211,470)	$(391,382)

Net income (loss) per share, basic	$(0.05)	$(0.02)	$(0.04)	$(0.08)
Net income (loss) per share, diluted	$(0.05)	$(0.02)	$(0.04)	$(0.08)
Weighted average shares outstanding, basic	5,338,421	5,300,216	$5,305,425	$5,236,309
Weighted average shares outstanding, diluted	5,338,421	5,300,216	$5,305,425	$5,236,309
Net Income (loss)	$(216,562)	$(52,511)	$(124,915)	$(304,824)
Other comprehensive income (loss)-foreign currency translation	(2,612)	(9,759)	(12,033)	(31,259)

Total comprehensive income (loss)	$(219,174)	$(62,270)	$(136,948)	$(336,083)

*
Derived from the audited financial statements for the years ended June 30, 2004 and June 30, 2003, respectively.

RISK FACTORS

        An investment in Corgenix entails certain risks that should be carefully considered. In addition, these risk factors could cause actual results to differ materially from those expected, and include the following:

We continue to incur losses and are likely to require additional financing.

        We have incurred operating losses and negative cash flow from operations for most of our history. Losses incurred since our inception through our latest quarter end, March 31, 2005, have aggregated approximately $5,135,248 and there can be no assurance that we will be able to generate positive cash flows to fund our operations in the future or to pursue our strategic objectives. Assuming no significant changes from our budget, we believe that we will have sufficient cash to satisfy our needs for at least the next twelve months. If we are not able to operate profitably and generate positive cash flows, we will undoubtedly need to raise additional capital, most likely via the sale of equity securities, to fund our operations. If we do in fact need additional financing to meet our requirements, there can be no assurance that we will be able to obtain such financing on terms satisfactory to us, if at all. Alternatively, any additional equity financing may be dilutive to existing stockholders, and debt financing, if available, may include restrictive covenants. If adequate funds are not available, we might be required to limit our research and development activities or our selling, marketing and administrative activities any of which could have a material adverse effect on the future of the business.

We depend upon collaborative relationships and third parties for product development and commercialization.

        We have historically entered into research and development agreements with collaborative partners, from which we derived revenues in past years. Pursuant to these agreements, our collaborative partners have specific responsibilities for the costs of development, promotion, regulatory approval and/or sale of our products. We will continue to rely on future collaborative partners for the development of products and technologies. There can be no assurance that we will be able to negotiate such collaborative arrangements on acceptable terms, if at all, or that current or future collaborative arrangements will be successful. To the extent that we are not able to establish such arrangements, we could be forced to undertake such activities at our own expense. The amount and timing of resources that any of these partners devotes to these activities will generally be based on progress by us in our product development efforts. Collaborative arrangements may be terminated by the partner upon prior notice without cause and there can be no assurance that any of these partners will perform its contractual obligations or that it will not terminate its agreement. With respect to any products manufactured by third parties, there can be no assurance that any third-party manufacturer will perform acceptably or that failures by third parties will not delay clinical trials or the submission of products for regulatory approval or impair our ability to deliver products on a timely basis.

There can be no assurance of successful or timely development of additional products.

        Our business strategy includes the development of additional diagnostic products for the diagnostic business. Our success in developing new products will depend on our ability to achieve scientific and technological advances and to translate these advances into commercially competitive products on a timely basis. Development of new products requires significant research, development and testing efforts. We have limited resources to devote to the development of products and, consequently, a delay in the development of one product or the use of resources for product development efforts that prove unsuccessful may delay or jeopardize the development of other products. Any delay in the development, introduction and marketing of future products could result in such products being marketed at a time when their cost and performance characteristics would not enable them to compete effectively in their respective markets. If we are unable, for technological or other reasons, to complete the development and introduction of any new product or if any new product is not approved or cleared for marketing or does not achieve a significant level of market acceptance, our ability to remain competitive in our product niches would be impaired.

Competition in the human medical diagnostics industry is, and is expected to remain, significant.

        Our competitors range from development stage diagnostics companies to major domestic and international pharmaceutical and biotechnology companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours. In addition, many of these companies have name recognition, established positions in the market and long standing relationships with customers and distributors. Moreover, the diagnostics industry continues to show a significant amount of consolidation whereby large domestic and international pharmaceutical companies are acquiring mid-sized diagnostics companies, further increasing the concentration of resources. There can be no assurance that technologies will not be introduced that could be directly competitive with or superior to our technologies.

Our products and activities are subject to regulation by various governments and government agencies.

        The testing, manufacture and sale of our products is subject to regulation by numerous governmental authorities, principally the United States Food and Drug Administration, or FDA, and certain foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated there under, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. We are limited in our ability to commence marketing or commercial sales in the United States of new products under development until we receive clearance from the FDA. The testing for, preparation of and subsequent FDA regulatory review of required filings can be a lengthy, expensive and uncertain process. Noncompliance with applicable requirements can result in, among other consequences, fines, injunctions, civil penalties, recall or seizure of products, repair, replacement or refund of the cost of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

        There can be no assurance that we will be able to obtain necessary regulatory approvals or clearances for our products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances or failure to comply with existing or future regulatory requirements could negatively impact our sales and thus have a material adverse effect on our business.

        As a manufacturer of medical devices for marketing in the United States, we are required to adhere to applicable regulations setting forth detailed good manufacturing practice requirements, which include testing, control and documentation requirements. We must also comply with Medical Device Report (MDR) requirements, which require that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. We are also subject to routine inspection by the FDA for compliance with Quality System Regulations (QSR) requirements, MDR requirements and other applicable regulations. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. We may incur significant costs to comply with laws and regulations in the future, which would decrease our net income or increase our net loss and thus have a potentially material adverse effect upon our business, financial conditions and results of operations.

        Distribution of diagnostic products outside the United States is subject to extensive foreign government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review, and the sanctions imposed for violations, vary from country to country. We may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals. In addition, the export of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approval or the failure to comply with regulatory requirements could reduce our product sales and thus have a potentially material adverse effect on our business, financial condition and results of operations.

We depend upon distribution partners for sales of diagnostic products in international markets.

        We have entered into distribution agreements with collaborative partners in which we have granted distribution rights for certain of our products to these partners within specific international geographic areas. Pursuant to these agreements, our collaborative partners have certain responsibilities for market development, promotion, and sales of the products. If any of these partners fails to perform its contractual obligations or terminates its agreement, this could reduce our sales and cash flow and thus have a potentially material adverse effect on our business, financial condition and results of operations.

Third party reimbursement for purchases of our diagnostic products is uncertain.

        In the United States, health care providers that purchase diagnostic products, such as hospitals, laboratories and physicians, generally rely on third party payers, principally private health insurance plans, federal Medicare and state Medicaid, to reimburse all or part of the cost of the purchase. Third party payers are increasingly scrutinizing and challenging the prices charged for medical products and services and they can affect the pricing or the relative attractiveness of the product. Decreases in reimbursement amounts for tests performed using our Diagnostic Products, failure by physicians and other users to obtain reimbursement from third party payers, or changes in government and private third party payers' policies regarding reimbursement of tests utilizing diagnostic products, may affect our ability to sell our diagnostic products profitably. Market acceptance of our products in international markets is also dependent, in part, upon the availability of reimbursement within prevailing health care payment systems.

Our success depends, in part, on our ability to obtain and maintain patents and license patent rights, to maintain trade secret protection and to operate without infringing on the proprietary rights of others.

        There can be no assurance that our issued patent will afford meaningful protection against a competitor, or that patents issued to us will not be infringed upon or designed around by others, or that others will not obtain patents that we would need to license or design around. We could incur substantial costs in defending the Company or our licensees in litigation brought by others. The potential for reduced sales and increased legal expenses would have a negative impact on our cash flow and thus our overall business could be adversely affected.

We may not be able to successfully implement our plans to acquire other companies or technologies.

        Our growth strategy may include the acquisition of complementary companies, products or technologies. There is no assurance that we will be able to identify appropriate companies or technologies to be acquired, to negotiate satisfactory terms for such an acquisition, or to obtain sufficient capital to make such acquisitions. Moreover, because of limited cash resources, we will be unable to acquire any significant companies or technologies for cash and our ability to effect acquisitions in exchange for our capital stock may depend upon the market prices for our common stock, which could result in significant dilution to its existing stockholders. If we do complete one or more acquisitions, a number of risks arise, such as disruption of our existing business, short-term negative effects on our reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and difficulties in the integration of potentially dissimilar operations. Any of these factors could materially harm Corgenix's business or its operating results.

We depend on suppliers for our products' components.

        The components of our products include chemical, biological and packaging supplies that are generally available from several suppliers, except certain antibodies, some of which we purchases from single suppliers. We mitigate the risk of a loss of supply by maintaining a sufficient supply of such antibodies to ensure an uninterrupted supply for at least three months. We have also qualified second vendors for all critical raw materials and believe that we can substitute a new supplier with respect to any of these components in a timely manner. If, for some reason, we lose our main supplier for a given material, there can be no assurances that we will be able to substitute a new supplier in a timely manner and failure to do so could impair the manufacturing of certain of our products and thus have a material adverse effect on our business, financial condition and results of operations.

We have only limited manufacturing experience with certain products.

        Although we have manufactured over twelve million diagnostic tests based on our proprietary applications of ELISA technology, certain of our diagnostic products in consideration for future development incorporate technologies with which we have little manufacturing experience. Assuming successful development and receipt of required regulatory approvals, significant work may be required to scale up production for each new product prior to such product's commercialization. There can be no assurance that such work can be completed in a timely manner and that such new products can be manufactured cost-effectively, to regulatory standards or in sufficient volume.

Due to the specialized nature of our business, our success will be highly dependent upon our ability to attract and retain qualified scientific and executive personnel.

        We believe our success will depend to a significant extent on the efforts and abilities of Dr. Luis R. Lopez and Douglass T. Simpson, who would be difficult to replace. There can be no assurance that we will be successful in attracting and retaining such skilled personnel, who are generally in high demand by other companies. The loss of, inability to attract, or poor performance by key scientific and executive personnel may have a material adverse effect on our business, financial condition and results of operations.

The testing, manufacturing and marketing of medical diagnostic devices entails an inherent risk of product liability claims.

        To date, we have experienced no product liability claims, but any such claims arising in the future could have a material adverse effect on our business, financial condition and results of operations. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of our policy or limited by other claims under our umbrella insurance policy. Additionally, there can be no assurance that our existing insurance can be renewed by us at a cost and level of coverage comparable to that presently in effect, if at all. In the event that we are held liable for a claim against which we are not insured or for damages exceeding the limits of our insurance coverage, such claim could have a material adverse effect on our cash flow and thus potentially a materially adverse effect on our business, financial condition and results of operations.

There has, to date, been no active public market for our common stock, and there can be no assurance that an active public market will develop or be sustained.

        Although our common stock has been traded on the OTC Bulletin Board(R) since February 1998, the trading has been sporadic with insignificant volume.

        Moreover, the over-the-counter markets for securities of very small companies historically have experienced extreme price and volume fluctuations. These broad market fluctuations and other factors, such as new product developments, trends in our industry, the investment markets, economic conditions generally, and quarterly variation in our results of operations, may adversely affect the market price of our common stock. In addition, the Company's securities are subject to Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 15g-9 of the Exchange Act is commonly referred to as the "penny stock" rule and imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. A penny stock is any equity security with a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 of the Exchange Act provides that any equity security is considered a penny stock unless that security is: registered and traded on a national securities exchange and meets specified criteria set forth by the Securities and Exchange Commission; authorized for quotation in the National Association of Securities Dealers' Automated Quotation System; issued by a registered investment company; issued with a price of five dollars or more; or issued by an issuer with net tangible assets in excess of $2,000,000. This rule may affect the ability of broker-dealers to sell the Company's securities.

        For transactions covered by Rule 15g-9, a broker-dealer must furnish to all investors in penny stocks a risk disclosure document, make a special suitability determination of the purchaser, and receive the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for transactions in penny stocks, the broker-dealer must (i) obtain information concerning the person's financial situation, investment experience, and investment objectives; (ii) reasonably determine, based on that information that transactions in penny stocks are suitable for the person and that the person has sufficient knowledge and experience in financial matters to reasonably be expected to evaluate the transactions in penny stocks; and (iii) deliver to the person a written statement setting forth the basis on which the broker-dealer made the determination of suitability stating that it is unlawful to effect a transaction in a designated security subject to the provisions of Rule 15g-9(a)(2) unless the broker-dealer has received a written agreement from the person prior to the transaction. Such written statement from the broker-dealer must also set forth, in highlighted format immediately preceding the customer signature line, that the broker-dealer is required to provide the person with the written statement and the person should sign and return the written statement to the broker-dealer only if it accurately reflects the person's financial situation, investment experience and investment objectives.

There are risks associated with fluctuating exchange rates.

        Our financial statements are presented in US dollars. At the end of each fiscal quarter and fiscal year, we convert the financial statements of Corgenix UK, which operates in pounds sterling, into US dollars, and consolidate them with results from Corgenix, Inc. We may, from time to time, also need to exchange currency from income generated by Corgenix UK. Foreign exchange rates are volatile and can change in an unknown and unpredictable fashion. Should the foreign exchange rates change to levels different than anticipated by us, our business, financial condition and results of operations may be adversely affected.

Forward-looking statements in this document may prove inaccurate.

        This document includes statements that are not purely historical and are "forward-looking statements" within the meaning of Section 21E of the Exchange Act, as amended, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All statements other than historical fact contained in this document, including, without limitation, statements regarding future product developments, acquisition strategies, strategic partnership expectations, technological developments, the availability of necessary components, research and development programs and distribution plans, are forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update such forward-looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct or that we will take any actions that may presently be planned.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock offered by this prospectus from the selling shareholders.

DETERMINATION OF OFFERING PRICE

        The selling shareholders will sell their shares at prevailing market prices or privately negotiated prices.

DIVIDEND POLICY

        The Company has never paid a cash dividend on its common stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition, and capital needs and on other factors deemed pertinent by the Company's board of directors. It is the policy of the Company's board of directors to retain earnings to finance the operations and expansion of the Company's business.

SELLING SHAREHOLDERS

        We have listed below:

  •
  The name of each selling shareholder;

  •
  The relationship of each selling shareholder to our company, as applicable;

  •
  The number of shares of common stock beneficially owned by each selling shareholder as of the date of this prospectus; and

  •
  The number of shares being offered by each of them.

        On May 19, 2005, we entered into a series of agreements with Truk Opportunity Fund, LLC, a Delaware limited liability company, Truk International Fund, LP, a Cayman Islands company, and DCOFI Master LDC, a Cayman Islands company, which has subsequently changed its name to CAMOFI Master LDC, a Cayman Islands company (together, the "Debt Investors"), pursuant to which we issued secured convertible term notes in the aggregate principal amount of $2,420,000 due May 19, 2008, together with 6,840,000 common stock purchase warrants. We also entered into a registration rights agreement whereby, among other things, we agreed to file a registration statement, of which this prospectus is a part, with the SEC, to register the resale of the shares of common stock that we will issue upon exercise of the warrants held by the Debt Investors and upon conversion of their notes. We agreed to keep the registration statement effective until the date when all of the shares registered hereunder are sold or the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold. The notes are convertible into shares of our common stock at a conversion rate of $0.30 per share and the exercise price of the warrants is $0.23 per share, each subject to adjustments as specified in the applicable agreements. The warrants may be exercised until May 19, 2012.

        On June 23, 2005, the Company sold an additional 421,048 shares of common stock at $0.25 per share to six accredited investors, together with warrants to acquire up to 421,048 additional shares of common stock at an exercise price of $0.23. The warrants issued to these investors have the same terms and conditions as the warrants issued to the investors in connection with the May 19, 2005 financing described throughout this document.

        The shares being offered hereby are being registered to permit public secondary trading, and the selling shareholders are under no obligation to sell all or any portion of their shares.

Name and Address of Beneficial Owner	Relationship to Company	Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned Prior to Offering	Shares Offered(1)	Percentage of Shares Beneficially Owned After Offering(1)
Truk International Fund(2)	N/A	400,985	4.69%	400,985	0%
Truk Opportunity Fund(2)	N/A	6,282,100	43.55%	6,282,100	0%
CAMOFI Master LDC(2)	N/A	12,919,744	61.34%	12,919,744	0%
Ascendiant Capital Group LLC	N/A	942,096	10.37%	942,096	0%
Ascendiant Securities LLC	N/A	1,003,439	10.97%	1,003,439	0%
Mid South Investor Fund	N/A	800,000	8.95%	800,000	0%
Burnham Securities, Inc.	N/A	680,666	7.97%	680,666	0%
Randall Stern	N/A	680,666	7.97%	680,666	0%
Miroslav M. Fajt	N/A	120,000	1.45%	120,000	0%
Dr. Luis R. Lopez	Officer, Director	807,848	9.03%	338,148	5.47%
Douglass T. Simpson	Officer, Director	260,228	3.10%	137,272	1.49%
Taryn G. Reynolds	Officer	1,250,487	12.31%	1,119,428	1.59%
Kimberley A. Simpson	N/A	193,556	2.32%	175,332	0.22%
Torys LLP	N/A	33,333	0.41%	33,333	0%
Alex Lambersky	N/A	200,000	2.40%	200,000	0%
Martin and Amy Pylman	N/A	200,000	2.40%	200,000	0%
Virginia Cole	N/A	200,000	2.40%	200,000	0%
GLC Financial, Inc.	N/A	120,000	1.45%	120,000	0%
Mike Cole	N/A	111,579	1.36%	111,579	0%
Todd Felte	N/A	10,526	0.13%	10,526	0%

(1)
Assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.

(2)
The securities owned by this entity contain a provision that it may not, subject to certain exceptions, at any time beneficially own more than 4.99% of our outstanding common stock. The Company and this entity have agreed that, other than on 75 days' notice or upon the occurrence of an event of default, this provision may not be waived.

PLAN OF DISTRIBUTION

        The shares offered hereby by the selling shareholders may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholders in connection with the sales of securities. The shares offered by the selling shareholders may be sold by one or more of the following methods, including without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) ordinary brokerage transactions and transactions in which the broker may solicit purchases, and (c) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling shareholders and intermediaries through whom the securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933 with respect to the shares offered, and any profits realized or commission received may be deemed underwriting compensation.

        At the time a particular offer of the common stock is made by or on behalf of a selling shareholder, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for the shares purchased from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

        Whenever we are notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer, agent or underwriter for the sale of shares through a block trade, special offering, exchange distribution or a purchase by a broker-dealer, agent or underwriter, we will file a supplemented prospectus, if required, pursuant to Rule 424(c) under the Exchange Act. The supplemented prospectus will disclose (a) the name of each broker-dealer, agent or underwriter, (b) the commissions paid or discounts or concessions allowed to broker-dealer(s), agent(s) or underwriter(s) or other items constituting compensation or indemnification arrangements with respect to particular offerings, where applicable, (c) that the broker-dealer(s), agent(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and (d) other facts material to the transaction. In addition, we will file a supplemental prospectus if any successors to the named selling shareholders wish to sell under this prospectus.

        We have informed the selling shareholders that the anti-manipulative rules under the Exchange Act, including Regulation M thereunder, may apply to their sales in the market and have furnished each of the selling shareholders with a copy of these rules. We have also informed the selling shareholders of the need for delivery of copies of this prospectus in connection with any sale of securities registered hereunder.

        Sales of shares by the selling shareholders or even the potential of such sales would likely have an adverse effect on the market price of the shares offered hereby.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        The following discussion should be read in conjunction with the financial statements and accompanying notes included elsewhere herein.

General

        Since the Company's inception, we have been primarily involved in the research, development, manufacturing and marketing/distribution of diagnostic tests for sale to clinical laboratories. We currently market 51 products covering autoimmune disorders, vascular diseases and liver disease. Our products are sold in the United States, the UK and other countries through our marketing and sales organization that includes contract sales representatives, internationally through an extensive distributor network, and to several significant OEM partners.

        We manufacture products for inventory based upon expected sales demand usually shipping products to customers within 24 hours of receipt of orders if in stock. Accordingly, we do not operate with a customer order backlog.

        Except for the fiscal year ending June 30, 1997, we have experienced revenue growth since our inception, primarily from sales of products and contract revenues from strategic partners. Contract revenues consist of service fees from research and development agreements with strategic partners.

        Beginning in fiscal year 1996, we began adding third-party OEM licensed products to our diagnostic product line. We expect to expand our relationships with other companies in the future to gain access to additional products.

        Although we have experienced growth in revenues every year since 1990, except for 1997, there can be no assurance that in the future we will sustain revenue growth, current revenue levels, or achieve or maintain profitability. Our results of operations may fluctuate significantly from period-to-period as the result of several factors, including: (i) whether and when new products are successfully developed and introduced, (ii) market acceptance of current or new products, (iii) seasonal customer demand, (iv) whether and when we receive research and development payments from strategic partners, (v) changes in reimbursement policies for the products that we sell, (vi) competitive pressures on average selling prices for the products that we sell, and (vii) changes in the mix of products that we sell.

Recent Events

        The Company entered into agreements on May 19, 2005, for a private placement financing with certain institutional and accredited investors, including Truk International Fund, LP, Truk Opportunity Fund, LLC and CAMOFI Master LDC, representing potential gross proceeds to the Company of up to $5,135,000.

        The private placement included $3,420,000 in aggregate principal amount of Secured Convertible Term Notes due 2008, of which $2,420,000 was funded at closing. The remaining $1,000,000 is issuable by the Company upon the satisfaction of certain conditions contained in the transaction agreements. Of the amount funded at closing, $250,000 is held in a restricted cash account. However, that amount will be released if the Company's common stock trades a minimum daily value of $25,000 at an average closing price per share of $0.40 or greater for 22 consecutive trading days. The transaction also provides for up to $1,500,000 in subsequent debt funding through an additional investment right exercisable by the investors, in their sole discretion, for up to 270 days following the closing. We also sold 860,000 shares of restricted common stock at $0.25 per share. Together with the notes and common stock, we also issued warrants to acquire 7,700,000 shares of the Company's common stock, 6,840,000 of which were issued to the Debt Investors and 860,000 of which were issued to the purchasers of our common stock. In addition, Ascendiant Securities, Burnham Securities and

Randy Stern were issued warrants to purchase up to 961,334 shares, 480,666 shares and 480,666 shares of the Company's common stock, respectively, for their role as placement agents.

        The interest rate on the Secured Convertible Term Notes is the greater of (i) prime rate plus 3% or (ii) 12%, except for the portion of the note proceeds that is held in the restricted cash account, which amount accrues interest at the prime rate. However, (i) if the Company has registered the shares of common stock underlying the term notes and the warrants, and that registration is declared effective, and (ii) the market price of the common stock for the five consecutive trading days preceding the last business day of each month exceeds the conversion price (as adjusted) by 25%, then the interest rate for the next calendar month is reduced by 25 basis points for each incremental 25% increase in the market price above the then current fixed conversion price.

        The principal amount of each Secured Convertible Term Note is divided into three categories—Amortizing Principal Amount ($1,670,000), Non-Restricted Non-Amortizing Principal Amount ($500,000), and Restricted Non-Amortizing Principal Amount ($250,000). Amortizing payments of the Amortizing Principal Amount begin on November 1, 2005 and such payments are due on the first day of each month until the amount is paid in full. The Non-Amortizing Principal Amount and the Restricted Non-Amortizing Principal Amount, together with any unpaid Amortizing Principal Amount and accrued but unpaid interest or fees, are due on May 19, 2008 (the maturity date), unless paid sooner. Interest payments on all three amounts begin June 1, 2005, and such interest payments are due on the first day of each subsequent month.

        The Secured Convertible Term Notes may be prepaid, but any prepayment must be 125% of the portion of the principal amount to be prepaid, together with accrued but unpaid interest thereon and any other sums due. The holders of the Secured Convertible Term Notes may accelerate all sums of principal, interest and other fees then remaining unpaid upon the occurrence of an event of default (as defined in the form of note attached as Exhibit 4.1) beyond any applicable grace period. In the event of such acceleration, the amount due and owing the holder shall be 125% of the outstanding principal amount (plus accrued and unpaid interest and fees, if any). As part of the financing terms, a blanket lien now covers all of the Company's assets.

        The number of shares of common stock to be issued upon conversion of a Secured Convertible Term Note is determined by dividing that portion of the principal amount, interest and fees to be converted by the then applicable conversion price, which is initially set at $0.30. The conversion price may be adjusted to account for certain events such as stock splits, combinations, dividends and share issuances below the then current conversion price.

        The conversion right of the Secured Convertible Term Notes contains a limitation. The holder will not convert an amount that would be convertible into that number of conversion shares which, when added to the number of shares of common stock beneficially owned by such holder or issuable if the holder exercised one or more of its warrants, immediately prior to conversion, would exceed 4.99% of the Company's issued and outstanding common stock.

        As noted above, the Company also issued warrants to acquire 7,700,000 shares (exclusive of placement agent warrants) of the Company's common stock. The warrants are exercisable for seven years from the date of issuance at an exercise price of $0.23 per share. The exercise price is also subject to adjustment upon the occurrence of certain specified events, including issuance of additional shares of common stock or subdivision or combining of shares of common stock. The exercise of the warrants is also limited by the 4.99% limitation noted above. In addition, the Company issued 1,922,666 warrants, as noted above, for placement agent services.

        The transaction also included a Registration Rights Agreement in which the Company has agreed to file a registration statement on Form SB-2, as represented hereby, covering the shares of common stock issuable upon the exercise of the warrants issued to the Debt Investors or the conversion of the

Secured Convertible Term Notes. If the registration statement is not declared effective or is otherwise ineffective or incomplete on the time schedule cited in the Registration Rights Agreement, the Company must pay the holders of the Secured Convertible Term Notes or warrants liquidated damages in the amount of 1.5% on the original principal amount of Secured Convertible Term Notes for each 30-day period that elapses until the registration statement is declared effective.

        Certain officers, directors and significant shareholders entered into Lockup Agreements whereby they agreed not to sell, offer, contract or grant any option to sell, pledge, transfer, establish an open "put equivalent position" or otherwise dispose of their shares of the Company's common stock, or any securities exchangeable or convertible into common stock, for a period of six months from the effective date of the initial registration statement covering shares of common stock that may be acquired by the investors in connection with the transaction.

        With the funding described above, the Company has refinanced approximately $970,000 of existing debt, including loans from Vectra Bank, SBA and Genesis Bioventures, Inc., and plans to use the balance of the net proceeds, after transaction fees and expenses, for key strategic initiatives, working capital and other general corporate purposes.

        On June 23, 2005, the Company sold an additional 421,048 shares of common stock at $0.25 per share to six accredited investors, together with warrants to acquire up to 421,048 additional shares of common stock at an exercise price of $0.23. The warrants issued to these investors have the same terms and conditions as the warrants issued to the investors in connection with the May 19, 2005 financing described throughout this document.

  Recently Issued Accounting Pronouncements

        FAS 150 Disclosure.    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). This statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect the adoption of SFAS No. 150 to have a material impact on its financial condition, results of operations or cash flows.

        FAS 123R Disclosure.    In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) will be effective for the Company beginning January 1, 2006, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The Company does not expect the adoption of FAS 123(R) will have a material impact on the Company's financial statements.

        FAS 151 Disclosure.    In November 2004, the FASB issued SFAS 151, Inventory Costs, which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a material impact on the Company's financial statements.

        FAS 153 Disclosure.    The FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB Opinion 29, Accounting for Nonmonetary Transactions. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 153 will have a material impact on the Company's financial statements.

        FAS 154 Disclosure.    In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3. The statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. The Company does not believe the adoption of SFAS No. 154 will have a material impact on the Company's financial statements.

Critical Accounting Policies

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and our significant accounting policies are summarized in Note 1 to the accompanying consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

        The Company maintains an allowance for doubtful accounts based on its historical experience and provides for any specific collection issues that are identified. Such allowances have historically been adequate to provide for our doubtful accounts but involve a significant degree of management judgment and estimation. Worse than expected future economic conditions, unknown customer credit problems and other factors may require additional allowances for doubtful accounts to be provided for in future periods. Equipment and software are recorded at cost. Equipment under capital leases is recorded initially at the present value of the minimum lease payments. Depreciation and amortization is calculated primarily using the straight-line method over the estimated useful lives of the respective assets which range from 3 to 7 years. The internal and external costs of developing and enhancing software costs related to website development, other than initial design and other costs incurred during the preliminary project stage, are capitalized until the software has been completed. Such capitalized amounts began to be amortized commencing when the website was placed in service on a straight-line basis over a three-year period. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and a gain or loss is recognized. Repair and maintenance costs are expensed as incurred. We evaluate the reliability of our long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Revenue from sale of products is recognized upon shipment of products. Revenue from research and development contracts represents amounts earned pursuant to agreements to perform research and development activities for third parties and is recognized as earned under the respective agreement. Because research and development services are provided evenly over the contract period, revenue is recognized ratably over the contract period. Research and development agreements in effect in 2004 and 2003 provided for fees to the Company based on time and materials in exchange for performing specified research and development functions. Research and development and advertising costs are expensed when incurred. Inventories are recorded at the lower of cost or market, using the first-in, first-out method.

Results of Operations

  Three Months Ended March 31, 2005 compared to 2004

        Net sales.    Net sales for the quarter ended March 31, 2005 were approximately $1,445,000, a 6.6% increase from approximately $1,356,000 for the quarter ended March 31, 2004. Domestic sales decreased 0.8% while sales to international distributors increased 29.1% from year to year. With respect to the Company's major product lines, phospholipids kit sales decreased 2.1% for the fiscal quarter, coagulation kit sales decreased 1.5%, Hyaluronic Acid or "HA" kit sales increased 52.8%, primarily due to the timing of orders, and autoimmune kit sales increased 102.7%. Additionally, OEM sales decreased 27.9%. Sales of products manufactured for us by other companies while still relatively small, are expected to continue to increase during fiscal 2005.

        Cost of sales.    Cost of sales, as a percentage of sales, increased to 35.2% in the quarter ended March 31, 2005 from 30.9% in 2004 primarily due to higher raw material costs associated with the new manufacturing format of the Company's main product line and the purchase of certain raw materials which were formerly manufactured in-house.

        Selling and marketing.    Selling and marketing expenses increased 10.1% to approximately $361,000 in the quarter ended March 31, 2005 from approximately $328,000 in 2004. The majority of this increase involved increases in royalties, labor-related costs and other promotion related expenses.

        Research and development.    Research and development expenses decreased 23.8% to approximately $147,000 in the quarter ended March 31, 2005 from approximately $193,000 for the quarter ended March 31, 2004. The majority of this decrease involved reductions in labor-related costs, consulting and laboratory supplies resulting from recently ended development projects and head-count reductions.

        General and administrative.    General and administrative expenses decreased approximately $32,000 or 10.5% to approximately $274,000 in the quarter ended March 31, 2005 from approximately $306,000 for the quarter ended March 31, 2004, primarily due to decreases in merger-related expenses, outside services, and equipment lease expense.

        Interest expense.    As mentioned in the Notes to Consolidated Financial Statements, the market value of the Company's stock had increased from the date of the letter of intent to the date the Bridge Note was executed, resulting in a beneficial conversion feature that was credited to equity, and an equal amount is being recognized as interest expense over the potential term of the Bridge Note, using the effective interest method. Interest expense increased 276.2% to approximately $79,000 in the quarter ended March 31, 2005 from approximately $21,000 for the quarter ended March 31, 2004 due primarily to the accretion of discount on the Bridge Note payable to Genesis.

        Accretion of discount on redeemable common stock.    This item represents the accretion of the discount on redeemable common stock over the 33 month period from the date the stock was issued to the presently expected first date on which the related embedded put option may be exercised (March 31, 2005). The redeemable common stock was issued in July 2002.

  Nine Months Ended March 31, 2005 compared to 2004

        Net sales.    Net sales for the nine months ended March 31, 2005 were approximately $4,024,000, a 7.4% increase from approximately $3,745,000 for the nine months ended March 31, 2004. Domestic sales increased .6% while sales to international distributors increased 29.9% from year to year. With respect to the Company's major product lines, Phospholipids kit sales increased 0.9% for the current six month period, Coagulation kit sales increased 19.9%, HA kit sales increased 33.6%, and Autoimmune kit sales increased 81.6%. Additionally, OEM sales decreased 9.7%. Sales of products manufactured for us by other companies while still relatively small, are expected to continue to increase during fiscal 2005.

        Cost of sales.    Cost of sales, as a percentage of sales, increased to 37.7% in the nine months ended March 31, 2005 from 35.7% in 2004 primarily due to higher raw material costs associated with the new manufacturing format of the Company's main product line, the purchase of certain raw materials which were formerly manufactured in-house.

        Selling and marketing.    Selling and marketing expenses increased 12.6% to approximately $1,105,000 in the nine months ended March 31, 2005 from approximately $982,000 in 2004. The majority of this increase involved increases in royalties, labor-related costs and other promotion related expenses.

        Research and development.    Research and development expenses decreased 21.5% to approximately $442,000 in the nine months ended March 31, 2005 from approximately $563,000 for the nine months ended March 31, 2004. The majority of this decrease involved reductions in labor-related costs, consulting and laboratory supplies resulting from recently ended development projects and head-count reductions.

        General and administrative.    General and administrative expenses increased approximately $61,000 or 7.2% to approximately $907,000 in the nine months ended March 31, 2005 from approximately $846,000 for the nine months ended March 31, 2004, primarily due to increases in merger-related expenses, outside services and legal expense.

        Interest expense.    Interest expense increased 289.9% to approximately $269,000 in the nine months ended March 31, 2005 from approximately $69,000 for the nine months ended March 31, 2004 due primarily to the accretion of discount on the Bridge Note payable to Genesis.

  Year Ended June 30, 2004 compared to 2003

        Net sales.    Net sales for the year ended June 30, 2004 were approximately $5,271,000, a 4.9% increase from approximately $5,024,000 in 2003. Domestic sales increased 1.3% while sales to international distributors increased 7.1% from year to year. With respect to the Company's major product lines, Phospholipids kit sales increased 3.4% for the fiscal year, Coagulation kit sales increased 31.0%, HA kit sales decreased 1.2%, and Autoimmune kit sales decreased 5.1%. Additionally, OEM sales increased 3.3%. Sales of products manufactured for us by other companies while still relatively small, are expected to continue to increase during fiscal 2005.

        Cost of sales.    Gross profit, as a percentage of sales, decreased to 64.4% in 2004 from 66.2% in 2003 primarily due to higher raw material costs associated with the new manufacturing format of the Company's main product line, partially offset by sales of HA kits, at higher margins, to customers other than Fujirebio.

        Selling and marketing.    Selling and marketing expenses decreased 10% to approximately $1,348,000 in 2004 from approximately $1,498,000 in 2003. The majority of this decrease involved decreases in labor-related, travel and advertising costs resulting from cost controls and reductions put into place on August 1, 2003.

        Research and development.    Research and development expenses decreased 14.1% to approximately $738,000 in 2004 from approximately $859,000 in 2003. The majority of this decrease involved reductions in labor-related costs and purchases and development costs resulting from recently ended development projects in addition to the August 1, 2003 company-wide cost controls and reductions mentioned above.

        General and administrative.    General and administrative expenses increased $69,000 or 5.8% to approximately $1,267,000 in 2004 from approximately $1,198,000 in 2003, primarily due to increases in merger-related expenses, patent renewal fees, bank charges and equipment leases.

        Interest expense.    Interest expense increased 118.2% to approximately $168,000 in 2004 from approximately $77,000 in 2003 due primarily to the accretion of discount on the note payable to Genesis plus an increase in interest-bearing debt partially offset by lower interest rates.

Liquidity and Capital Resources

        The Company had $353,405 of cash at March 31, 2005 compared to $488,462 at March 31, 2004. Cash provided by operating activities was $74,693 for the nine months ended March 31, 2005 compared to cash used in operating activities of $293,909 during the prior year's comparable period. This change compared to the year earlier period resulted primarily from an increase in operating income and an increase in accounts payable partially offset by an increase in inventories. The Company believes that uncollectible accounts receivable will not have a significant effect on future liquidity, as a significant portion of its accounts receivable are due from financially sound enterprises.

        Net cash used in investing activities, the purchase of equipment, was $14,229 in the nine months ended March 31, 2005 compared to $3,370 for the nine months ended March 31, 2004. The increase was mainly attributable to increased spending on refrigeration and manufacturing equipment and computers.

        Net cash used in financing activities amounted to $178,583 during the nine months ended March 31, 2005 compared to cash provided by financing activities of $440,640 for the nine months ended March 31, 2004. This change compared to the year earlier period was primarily due to a substantial decrease in the proceeds from notes payable as a result of the Company's reduced borrowing capacity pursuant to restrictions imposed by its existing bank loan agreements.

        Historically, we have financed our operations primarily through long-term debt and by sales of stock. Other than sales of stock to our employees through our Employee Stock Purchase Plan, no common or preferred stock was sold in the nine month periods ended March 31, 2005 or 2004.

        On May 19, 2005, we entered into a series of agreements with Truk Opportunity Fund, LLC, a Delaware limited liability company, Truk International Fund, LP, a Cayman Islands company, and DCOFI Master LDC, a Cayman Islands company, which has subsequently changed its name to CAMOFI Master LDC, a Cayman Islands company (together, the "Debt Investors"), pursuant to which we issued secured convertible term notes in the aggregate principal amount of $2,420,000 due May 19, 2008, together with 6,840,000 common stock purchase warrants. We also entered into a registration rights agreement whereby, among other things, we agreed to file a registration statement, of which this prospectus is a part, with the SEC, to register the resale of the shares of common stock that we will issue upon exercise of the warrants held by the Debt Investors and upon conversion of their notes. We agreed to keep the registration statement effective until the date when all of the shares registered hereunder are sold or the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold. The notes are convertible into shares of our common stock at a conversion rate of $0.30 per share and the exercise price of the warrants is $0.23 per share, each subject to adjustments as specified in the applicable agreements. The warrants may be exercised until May 19, 2012.

        On June 23, 2005, the Company sold an additional 421,048 shares of common stock at $0.25 per share to six accredited investors, together with warrants to acquire up to 421,048 additional shares of common stock at an exercise price of $0.23. The warrants issued to these investors have the same terms and conditions as the warrants issued to the investors in connection with the May 19, 2005 financing described throughout this document.

        We have also financed operations through sales of diagnostic products and agreements with strategic partners. Accounts receivable increased 7.7% to $817,134 at March 31, 2005 from $758,660 at March 31, 2004 primarily as a result the accelerated collection of certain accounts.

        Our future capital requirements will depend on a number of factors, including the ability to complete new equity or debt financing, the possible redemption of common stock, our profitability or lack thereof, the rate at which we grow our business and our investment in proprietary research activities, the ability of our current and future strategic partners to fund outside research and development activities, our success in increasing sales of both existing and new products and collaborations, expenses associated with unforeseen litigation, regulatory changes, competition, technological developments, general economic conditions and potential future merger and acquisition activity. Our principal sources of liquidity have been, cash raised from the private sale of secured convertible term notes and the sale of redeemable common and common stock, the Bridge Note from Genesis, and long-term debt financing. The Company announced in January 2005, the engagement of Ascendiant Securities for investment banking services. Ascendiant, together with Burnham Securities, arranged the financing that closed on May 19, 2005, which is described in detail herein. In connection with this financing, the Company refinanced approximately $970,000 of debt, including loans from Vectra Bank, SBA and Genesis Bioventures. We believe that our current availability of cash, working capital, proceeds from the issuance of common stock and debt financing and expected cash flows from operations resulting from, if necessary, further expense reductions, will be adequate to meet our ongoing needs for at least the next twelve months. However, if the funds raised are not adequate, we might be required to limit our research and development activities or our selling, marketing and administrative activities any of which could have a material adverse effect on the future of the business.

DESCRIPTION OF BUSINESS

        Certain terms used herein are defined in the Glossary that follows at the end of this section.

Company Overview

        Corgenix is engaged in the research, development, manufacture, and marketing of in vitro (outside the body) diagnostic products for use in disease detection and prevention. We currently sell 51 Diagnostic Products on a worldwide basis to hospitals, clinical laboratories, commercial reference laboratories, and research institutions. Our corporate headquarters is located in Westminster, Colorado. We have two wholly owned operating subsidiaries:

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  Corgenix, Inc. (formerly REAADS Medical Products, Inc.), established in 1990 and located in Westminster, Colorado. Corgenix, Inc. is responsible for sales and marketing activities for North America, and also executes product development, product support, clinical and regulatory affairs, and product manufacturing of the Diagnostic Products.

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  Corgenix (UK) Ltd., incorporated in the United Kingdom in 1996 (formerly REAADS Bio-Medical Products (UK) Limited), and is located in Peterborough, England. Corgenix UK manages the Diagnostic Business' international sales and marketing activities except for distribution in North America, which is under the responsibility of Corgenix, Inc.

The Diagnostics Products Business

Introduction

        Our Diagnostics Products Business is managed by Corgenix, Inc. and Corgenix UK, and includes the research, development, manufacture, and marketing of in vitro diagnostic products for use in disease detection and prevention. We have developed and manufacture most of these products at our Colorado facility, and we purchase other products from other healthcare manufacturers. All of these products are used in clinical laboratories for the diagnosis and/or monitoring of three important areas of health care:

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  Autoimmune disease (diseases in which an individual creates antibodies to one's self, for example systemic lupus erythematosus and rheumatoid arthritis;

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  Vascular disease (diseases associated with certain types of thrombosis or clot formation, for example antiphospholipid syndrome, deep vein thrombosis, stroke and coronary occlusion); and

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  Liver diseases (fibrosis, cirrhosis and transplanted organ rejection).

        In addition to our current Diagnostic Products, we are actively developing new laboratory tests in other important diagnostic testing areas. See "Other Strategic Relationships." We manufacture and market to clinical laboratories and other testing sites worldwide. Our customers include large and emerging health care companies such as Instrumentation Laboratories, Helena Laboratories and Diagnostic Grifols, S.A.

        Most of our products are based on our patented and proprietary application of Enzyme Linked ImmunoSorbent Assay technology, a clinical testing methodology commonly used worldwide. Most of our current products are based on this platform technology in a delivery format convenient for clinical testing laboratories. The delivery format, which we refer to as "Microplate," allows the testing of up to 96 samples per plate, and is one of the most commonly used formats, employing conventional testing equipment found in virtually all clinical laboratories. The availability and broad acceptance of ELISA Microplate products reduces entry barriers worldwide for our new products that employ this technology and delivery format. Our products are sold as "tests" that include all of the materials required to perform the test, except for routine laboratory chemicals and instrumentation. A test using ELISA technology involves a series of reagent additions into the Microplate, triggering a complex immunological reaction in which a resulting color occurs. The amount of color developed in the final step of the test is directly proportional to the amount of the specific marker being tested for in the patient or unknown sample. The amount of color is measured and the results calculated using laboratory instrumentation. Our technology specifies a process by which biological materials are attached to the fixed surface of a diagnostic test platform. Products developed using this unique attachment method typically demonstrate a more uniform and stable molecular configuration, providing a longer average shelf life, increased accuracy and superior specificity than the products of our competitors.

        Some of the OEM products which we obtain from other manufacturers and sell through our distribution network utilize technologies other than our patented and proprietary ELISA technology.

        Our diagnostic tests are intended to aid in the identification of the causes of illness and disease, enabling a physician to select appropriate patient therapy. Internally and through collaborative arrangements, we are developing additional products that are intended to broaden the range of applications for our existing products and to result in the introduction of new products.

        Since 1990, our sales force and distribution partners have sold over 12 million tests worldwide under the REAADS and Corgenix labels, as well as OEM products. An integral part of our strategy is to work with corporate partners to develop market opportunities and access important resources. We believe that our relationships with current and potential partners will enable us to enhance our menu of diagnostic products and accelerate our ability to penetrate the worldwide markets for new products.

        We currently use the REAADS trademarks and trade names in the sale of the products which we manufacture. These products constitute the majority of our product sales.

Industry Overview

        In vitro diagnostic, or IVD, testing is the process of analyzing the components of a wide variety of body fluids outside of the body to identify the presence of markers for diseases or other human health conditions. The worldwide human health IVD market consists of reference laboratory and hospital laboratory testing, testing in physician offices and the emerging over-the-counter market, in which testing is done at home by the consumer.

        Traditionally, diagnostic testing has been performed in large, high-volume commercial or hospital-based laboratories using instruments operated by skilled technicians. Our products in a Microplate format are designed for such instrumentation and are marketed to these types of laboratories. The instrumentation and supportive equipment required to use our ELISA tests is relatively simple, and typically is used by a laboratory for many different products.

        The IVD industry has undergone major consolidation over the last few years. As a result, the industry is characterized by a small number of large companies or divisions of large companies that manufacture and sell numerous diagnostic products incorporating a variety of technologies. Even given the industry consolidation mentioned above, there continues to be many small diagnostic companies, which generally have limited resources to commercialize new products. As a result of technological fragmentation and customer support requirements, we believe that there may be a substantial competitive advantage for companies with unique and differentiated technologies that can be used to generate a broad menu of diagnostic products and that have developed successful customer support systems.

Strategy

        Our primary objective is to apply our proprietary ELISA technology to the development and commercialization of products for use in a variety of markets. Our strategies for achieving this objective include the following:

          Apply our ELISA Technology to Additional Diagnostic Markets.    We have focused our resources on development of highly accurate tests in the Microplate format for sale to clinical testing laboratories. We believe we can expand our market focus with the addition of new tests that are complementary to the current product line.

          Leverage Sales and Marketing Resources.    We maintain a small marketing and sales organization, which is experienced in selling diagnostic tests into the laboratory market. We plan to expand this sales organization, adding distribution channels where appropriate. We will also plan to expand our product menu with more high value, quality products through internal development, acquisition or licensing of complementary products and technologies.

          Continue to Develop Strategic Alliances to Leverage Company Resources.    We have developed, and will continue to pursue, strategic alliances to access complementary resources (such as proprietary markers, funding, marketing expertise and research and development assistance), to leverage our technology, expand our product menu and maximize the use of our sales force.

          Pursue Synergistic Product and/or Technology Acquisitions.    We intend to proactively evaluate strategic acquisitions of companies, technologies and product lines where we identify a strategic opportunity to expand our core business while increasing revenues and earnings from these new technologies. Any acquisition of such synergistic products and/or technologies will, of necessity, depend on the availability to the Company of adequate financial resources to do so.

          Expand into Additional Market Segments for Existing Products.    We intend to investigate additional market opportunities for both clinical and research applications of our existing products.

Products and Markets

        We currently sell ELISA tests in major markets worldwide. To date, our sales force and distribution partners have sold over 12 million tests since we first received product marketing clearance from the United States Food and Drug Administration for the first anti-cardiolipin antibody ("aCL") test in 1990. Many peer reviewed medical publications, abstracts and symposia have been presented on the favorable technical differentiation of our tests over competitive products.

        To extend the product offering for current product lines, and to complement our premium-priced, existing assays, we plan to add products from strategic partners. Our current product menu, commercialized under the trademarks "REAADS" and "Corgenix," includes the following

Autoimmune Disease Products

        Our ELISA Autoimmune Disease Product line consists of twenty products, including tests for antinuclear antibodies (ANA) screening, dsDNA, Sm, SM/RNP, SSA, SSB, Jo-1, Scl-70, Histones, Centromere, Mitochondria, MPO, PR3, Thyroglobulin, LKM-1, anti Ribosomal P, BP-180, DSG-1, DSG-3, anti-polymer antibodies and thyroid peroxidase.

        We manufacture two of these products; the remainder are manufactured for us by other companies. The products are used for the diagnosis and monitoring of autoimmune diseases including RA, SLE, Mixed Connective Tissue Disease, Sjogren's Syndrome, Dermatopolymyositis and Scleroderma.

        These autoimmune disease products are formatted in the ELISA Microplate format, and are differentiated from the competition by their user convenience. Historically, diagnostic tests utilized antiquated technologies that presented significant limitations for the clinical laboratory environment, including greater labor requirements and the need for a subjective interpretation of the results. These ELISA autoimmune tests overcome these technology shortfalls, permitting a clinical laboratory to automate its tests, lowering the laboratory's labor costs as well as providing objectivity to test result interpretation.

Vascular Disease; Antiphospholipid Antibody Testing Products

        We manufacture and market eleven products for antiphospholipid antibody testing, which in the fiscal year ended June 30, 2004 represented approximately 54% of our total product sales. These include: aCL IgG, aCL IgA, aCL IgM; anti-phosphatidylserine ("aPS") IgG, aPS IgA, aPS IgM; anti-B2-Glycoprotein I ("aB2GPI") IgG, aB2GPI IgA, and aB2GPI IgM; and anti-Prothrombin ("aPT") IgG and IgM.

        ELISA technology is typically used to measure the antibodies directed against membrane anionic phospholipids (i.e., negatively charged molecules such as cardiolipin and phosphatidylserine) or their associated plasma proteins, predominantly beta-2 glycoprotein 1). Antiphospholipid antibodies are associated with the presence of both venous and arterial thrombosis (clotting), thrombocytopenia (low platelet count that can result in bleeding), and recurrent miscarriage. These autoantibodies are frequently found in patients with systemic lupus erythematosis (SLE, Lupus) and other autoimmune diseases, as well as in some individuals with no apparent previous underlying disease, Antiphospholipid syndrome.

        The importance of the antiphospholipid syndrome resides in its association with serious clinical manifestations such as chronic and recurrent venous (deep vein) thrombosis, as well as arterial thromboembolic disease including heart attacks, strokes and pulmonary embolism. Thrombocytopenia has been attributed to the temporary removal of platelets from circulation during a thrombotic episode (clot formation).

Vascular Disease: Bleeding/Clotting Risk Factors

        We market twenty-one tests for bleeding and clotting risk factors. We manufacture five products, and sixteen others are manufactured for us by other companies. Specialized tests include: Protein C Antigen ELISA, Protein S Antigen ELISA, Monoclonal Free Protein S ELISA, von Willebrand Factor Antigen ELISA, von Willebrand Factor Activity Test; GTI Platelet Factor 4, abp Ristocetin, PIFA (HIT/PF4 rapid assay) and Collagen Binding Assay. Corgenix UK also distributes twelve OEM products for routine coagulation testing.

        These products are useful in the diagnosis of certain clotting and bleeding disorders including von Willebrand's Disease (Hemophilia B).

        Hemostasis (the normal stable condition in which there is neither excessive bleeding nor excessive clotting) is maintained in the body by the complex interaction of the endothelial cells of blood vessels, coagulation cells such as platelets, coagulation factors, lipids (cholesterol) and antibodies (autoantibodies). All play important roles in maintaining this hemostasis. In clinical situations in which an individual demonstrates excessive clotting or bleeding, a group of laboratory tests is typically performed to assess the source of the disorder using the tests that we market.

Liver Disease Products

        We manufacture a test to quantitate Hyaluronic Acid in a Microplate format. The product was distributed through the Chugai distribution network in Japan under the Chugai Diagnostic Sciences label from 1996 to 2003, and through Corgenix UK in the United Kingdom since 1998. On June 30, 2001, we signed a license agreement with CDS whereby we have the co-exclusive rights to manufacture and market the HA product worldwide except for Japan. See "Chugai (Fujirebio) Strategic Relationship."

        Hyaluronic Acid is a component of the matrix of connective tissues, found in synovial fluid of the joints where it acts as a lubricant and for water retention. It is produced in the synovial membrane and leaks into the circulation via the lymphatic system where it is quickly removed by specific receptors located in the liver. Increased serum levels of HA have been described in patients with rheumatoid arthritis due to increased production from synovial inflammation, and in patients with liver disease due to interference with the removal mechanism. Patients with cirrhosis will have the highest serum HA levels, which correlate with the degree of liver involvement.

Technology

        Our ELISA application technology was developed to provide the clinical laboratory with a more sensitive, specific, and objective technology to measure clinically relevant antibodies in patient serum samples. High levels of these antibodies are frequently found in individuals suffering from various immunological diseases, and their serologic determination is useful not only for specific diagnosis but also for assessing disease activity and/or response to treatment. To accomplish these objectives, our current product line applies the ELISA technology in a 96-Microplate format as a delivery system. ELISA provides a solid surface to which purified antigens are attached, allowing their interaction with specific autoantibodies during incubation. This antigen-antibody interaction is then objectively measured by reading the intensity of color generated by an enzyme-conjugated secondary antibody and a chemical substrate added to the system.

        Our technology overcomes two basic problems seen in many other ELISA systems. First, the material coated onto the plate can be consistently coated without causing significant alteration of the molecular structure (which ensures maintenance of immunologic reactivity), and the stability of these coated antigens on the surface can be maintained (which provides a product shelf life acceptable for commercial purposes). Our proprietary immunoassay technology is useful in the manufacture of ELISA tests for the detection of many analytes (target molecules) for the diagnosis and management of immunological diseases.

        Our technology results in products generally demonstrating performance characteristics that exceed those of competitive testing procedures. Many testing laboratories worldwide subscribe to external quality control systems or programs conducted by independent, third-party organizations. These programs typically involve the laboratory receiving unknown test samples on a routine basis, performing certain diagnostic tests on the samples, and providing results of their testing to the third party. Reports are then provided by the third party that tells the testing laboratory how it compares to other testing laboratories in the program. Several of our products are included in laboratory surveys periodically conducted by unaffiliated entities, and our products routinely demonstrate good performance and/or reproducibility when compared to other manufacturers included in such survey. These include the College of American Pathologists (CAP) surveys and the UKNEQAS (UK National External Quality Assessment Service).

        Our products typically require less hands-on time by laboratory personnel and provide an objective, quantitative or semi-quantitative interpretation to improve and standardize the clinical significance of results. We believe that our proprietary technology will continue to be the mainstay for our future diagnostic products. Most of the products in development will incorporate our basic technology.

        Additional technologies may be required for some of the newly identified tests. We believe that, in addition to internal expertise, most technology and delivery system requirements would be available through joint venture or licensing arrangements or through acquisition.

Delivery Systems

        Most of our current products employ the Microplate delivery system using ELISA technology. This format is universally accepted in clinical laboratory testing and requires routine equipment currently available in most clinical labs.

Sales and Marketing

        We currently market and sell our diagnostic products to the clinical laboratory market, both hospital based and free standing laboratories. We utilize a diverse distribution program for our products. Our labeled products are sold directly to testing laboratories in the United States directly and through contract sales representatives.

        Internationally, our labeled products are sold through established diagnostic companies in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Egypt, Finland, France, Germany, Greece, Guatemala, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Kuwait, Lebanon, Malaysia, Mexico, The Netherlands, Norway, Paraguay, Peru, Portugal, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Thailand, Turkey, the United Kingdom, and Uruguay. Discussions are underway that are expected to provide access to additional markets worldwide. Our agreements with international distribution partners are on terms that are generally terminable by us if the distributor fails to achieve certain sales targets. Either the Company or the respective distributor, given the occurrence of certain events, has the right, by giving written notice to the other party, to terminate the distribution agreement. We have also established private label product agreements with several United States and European companies. We have international distribution headquarters in the United Kingdom and will add direct commercialization and distribution in selected additional countries as appropriate.

        We have an active marketing and promotion program for our diagnostic testing products. We publish technical and marketing promotional materials, which we distribute to current and potential customers. We attend major industry trade shows and conferences, and our scientific staff actively publishes articles and technical abstracts in peer review journals.

Manufacturing

        The manufacturing process for our products utilizes a semi-automated production line for the manufacturing, assembly and packaging of our ELISA Microplate products. Our current production capacity is 20,000 tests per day with a single eight-hour shift. Since 1990, we have successfully produced over 12 million tests in our Westminster, Colorado facility, and we expect that current manufacturing capability will be sufficient to meet expected customer demand for the foreseeable future.

        Our manufacturing operations are fully integrated and consist of raw material purification, reagent and Microplate processing, filling, labeling, packaging and distribution. We have considerable experience in manufacturing our products using our proprietary technology. We expect increases in the demand for our products and have prepared plans to increase our manufacturing capability to meet that increased demand. We also maintain an ongoing investigation of scale-up opportunities for manufacturing to meet future requirements. We anticipate that production costs will decline as more products are added to the product menu in the future, permitting us to achieve greater economies of scale as higher volumes are attained. We have registered our facility with the FDA.

Quality System Regulations Requirements For Our Products

        In April 1999, we received ISO 9001: 1994 certification from TUV Product Service GmbH, a world leader in medical device testing and certification. ISO 9001 represents the international standard for quality management systems developed by the International Organization for Standardization, or ISO, to facilitate global commerce. To ensure continued compliance with the rigorous standards of ISO 9001, companies must undergo regularly scheduled assessments and re-certification every year. The ISO 9001 initiative is an important component in its commitment to maintain excellence. Corgenix received re-certification in November 1999 and 2000, and in July 2002 received EN ISO 9001:1996, and EN ISO 13485:2000 certification through TUV Rhineland of North America.

Our Manufacturing Process Starts With The Qualification Of Raw Materials

        Our manufacturing process starts with the qualification of raw materials. The microplates are then coated and bulk solutions prepared. The components and the microplates are checked for ability to meet pre-established specifications by our quality control department. If required, adjustments in the bulk solutions are made to provide optimal performance and lot-to-lot consistency. The bulk solutions are then dispensed and packaged into planned component configurations. The final packaging step in the manufacturing process includes kit assembly, where all materials are packaged into finished product. The finished kit undergoes one final performance test by our quality control department. Before product release for sale, our Quality Assurance department must verify that all quality control testing and manufacturing processes have been completed, documented and have met all performance specifications.

        The majority of raw materials and purchased components used to manufacture our products are readily available. We have established good working relationships with primary vendors, particularly those that supply unique or critical components for our products. We mitigate the risk of a loss of supply by maintaining a sufficient inventory of antibodies and critical components to ensure an uninterrupted supply for at least three months. We have also qualified second vendors for all critical raw materials and believe that we can substitute a new supplier with regard to any of these components in a timely manner. However, there can be no assurances that we will be able to substitute a new supplier in a timely manner, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

        Approximately 25% of our product revenues are derived from sales outside of the United States. International regulatory bodies often establish varying regulations governing product standards, packaging and labeling requirements, import restrictions, tariff regulations, duties and tax requirements. To demonstrate our commitment to quality in the international marketplace, we obtained ISO certification and have "CE" marked all four products as required by the European In Vitro Diagnostic Directive 98/79/EC.

        Since 1990, we have entered into several contract manufacturing agreements with other companies whereby we manufacture specific products for the partner company. We expect to continue investigating and evaluating opportunities for additional agreements.

Chugai (Fujirebio) Strategic Relationship

        In September 2002, Chugai Diagnostics Science, Co. Ltd., formerly a wholly owned subsidiary of Chugai Pharmaceutical Co., Ltd., a Tokyo based pharmaceutical company, was merged into Fujirebio, Inc., a large Japanese Diagnostics company based in Tokyo and a leader in the field of immunoserology. The relationship between Corgenix and Chugai was established in June 1993. Currently, except for the on-going HA License Agreement described below, there are no sales to or operations related to Fujirebio.

        HA License Agreement.    On June 30, 2001, Corgenix and Chugai executed a license agreement (the "HA License Agreement") whereby Corgenix was granted co-exclusive worldwide rights to manufacture and market the HA product (except for Japan). The HA License Agreement is initially for a five-year period with certain extension rights. The HA License Agreement establishes certain performance requirements for Corgenix, and provides early cancellation of exclusivity if Corgenix does not meet those performance goals. The HA License Agreement is the only international distribution right currently granted by Chugai to Corgenix, and was formally assumed by Fujirebio.

Other Strategic Relationships

        An integral part of our strategy has been and will continue to be entering into strategic alliances as a means of accessing unique technologies or resources or developing specific markets. The primary aspects of our corporate partnering strategy with regards to strategic affiliations include:

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  Companies that are interested in co-developing diagnostic tests that use our technology;

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  Companies with complementary technologies;

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  Companies with complementary products and novel disease markers; and/or

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  Companies with access to distribution channels that supplement our existing distribution channels.

        In furtherance of the foregoing strategies, we have established revenue-producing strategic relationships with the following companies:

        Helena Laboratories Corporation.    Helena, a privately held company located in Beaumont, Texas, is one of the world market leaders in clinical electrophoresis instrumentation and technology. In 1993, we entered into a development and manufacturing agreement with Helena pursuant to which we developed a series of vascular disease products for joint distribution. Three of these received FDA clearance in 1997 and one in 1999. We manufacture these products for worldwide distribution through both the Helena network and our network. Pursuant to the development and manufacturing agreement, Helena has the right to incorporate several of our current products and technology (both those jointly developed and also other of our products) into a proprietary Helena instrumentation for sale to hospitals and clinical laboratories.

        American Biochemical & Pharmaceutical Corporation.    American Biochemical & Pharmaceutical Corporation, or ABP, is a privately held company located in Marlton, New Jersey that sells a line of diagnostic products in coagulation and vascular medicine. We distribute their Ristocitin under our label through our distribution network, primarily in the United States. This product complements our expanding line of vascular disease products. The initial term of the distribution arrangement with abp expired in June 2001 and has been continuously extended for additional one-year terms, most currently to June 30, 2005. Under the terms of a separate distribution agreement, ABP sells our von Willebrand Factor Antigen, von Willebrand Factor Activity, Protein C, Protein S and Monoclonal Free Protein S products worldwide under the abp label through their distribution network.

        GTI, Inc.    GTI is a privately held company located in Brookfield, Wisconsin that manufactures ELISA diagnostic products. In April 1998, we signed an agreement with GTI by which we became a non-exclusive distributor of GTI's Platelet Factor 4 ELISA test kit in the United States. The initial term of the agreement was one year and has been renewed at our option. This product is also part of our vascular disease product strategy.

        Medical & Biological Laboratories Co., Ltd. ("MBL").    MBL is a medical diagnostic company located in Nagoya, Japan. In March 2002 we signed a distribution agreement with RhiGene, Inc., a Des Plaines, Illinois based company and a wholly owned subsidiary of MBL, which granted us exclusive rights to distribute RhiGene's complete diagnostic line of autoimmune testing products in North and South America. The arrangement also provided us with rights to certain other international markets. In July 2002, MBL made a $500,000 strategic investment in the common stock of our Company. As part of the investment agreement, MBL has warrants to purchase up to 880,282 additional shares of our common stock for a total potential investment of $1,000,000. On March 31, 2005, our distribution agreement with RhiGene expired, and we signed a new distribution and OEM Supply Agreement with MBL International, Inc. ("MBLI"), a wholly owned subsidiary of MBL, which will grant us non-exclusive rights to distribute MBL's complete diagnostic line of autoimmune testing products in the United States and exclusive distribution rights to the OEM Label products worldwide excluding the United States, Japan, Korea and Taiwan. In addition, Corgenix and MBL are negotiating a new stock redemption agreement with MBL wherein, in principle, one-half (440,141) of the original 880,282 redeemable shares would be converted into a three-year note payable with interest at prime (6% as of June 13, 2005) plus two percent with payments commencing approximately July 1, 2005. The remaining 440,141 shares would be redeemable by the Company at $0.568 per share as of July 1, 2008 for any shares still owned at that time by MBL and only to the extent that MBL has not realized at least $250,000 in gross proceeds upon the sales of its redeemable shares in the open market for the time period July 1, 2005 through June 30, 2008. Finally, the warrants originally issued to MBL to purchase 880,282 shares are expected to be extended one year to July 31, 2008 and will be re-priced with respect to their exercise price.

        We have established OEM agreements with several international diagnostic companies. Under some of these agreements, we manufacture selected products in the same configuration as the Company's own products, under the partner's label for worldwide distribution. In other OEM agreements, the Company manufactures diagnostic kits according to the partner's unique specifications under the partner's label.

        Genesis Bioventures.    On January 14, 2005, Corgenix terminated a planned merger with Genesis Bioventures, Inc. due to the lack of progress towards the completion of the $6.0 million merger-related financing and the expiration of key dates within the merger agreement (as amended).

Research and Development

        We direct our research and development efforts towards development of new products on our proprietary platform ELISA technology in the Microplate format, as well as applying our technology to automated laboratory testing systems. In that regard, we have organized our research and development effort into three major areas: (i) new product development, (ii) technology assessment, and (iii) technical and product support.

        Our technical staff evaluates the performance of reagents (prepared internally or purchased commercially), creates working prototypes of potential products, performs internal studies, participates in clinical trials, produces pilot lots of new products, produces a validated method that can be consistently manufactured, creates documentation required for manufacturing and testing of new products, and works closely with our quality assurance department to satisfy regulatory requirements and support regulatory clearance. They are responsible for assessing the performance of new technologies along with determining the technical feasibility of market introduction, and investigating the patent/license issues associated with new technologies.

        Our technical staff is responsible for supporting current products on the market through scientific investigation, and is responsible for design transfer to manufacturing of all new products developed. They assess the performance and validate all externally-sourced products.

        The technical staff includes individuals skilled in immunology, assay development, protein biochemistry, biochemistry and basic sciences. We maintain facilities to support our development efforts at the Westminster, Colorado headquarters. Group leaders are also skilled in planning and project management under FDA-mandated design control. See "—Regulation."

        During fiscal 2004 and 2003, we spent $738,000 and $859,000, respectively, for research and development. The decrease was primarily attributable to increased payroll-related costs and purchases related to additional research and development contract work. We expect research and development spending to increase during 2004. Research and development contract revenue amounted to $211,935 and $555,813 for the 2004 and 2003 fiscal years ended June 30.

Products and Technology in Development

        We intend to expand our product menu through internal development, development in collaboration with strategic partners and acquisition and/or licensing of new products and technologies. We are currently working with partners to develop additional tests to supplement the existing product lines and two contract research projects as of May 31, 2005.

Competition

        Competition in the human medical diagnostics industry is significant. Our competitors range from development stage diagnostics companies to major domestic and international pharmaceutical and biotechnology companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than we do. In addition, many of these companies have name recognition, established positions in the market and long standing relationships with customers and distributors. The diagnostics industry continues to experience significant consolidation in which many of the large domestic and international healthcare companies have been acquiring mid-sized diagnostics companies, further increasing the concentration of resources. However, competition in diagnostic medicine is highly fragmented, with no company holding a dominant position in autoimmune or vascular diseases. There can be no assurance that new, superior technologies will not be introduced that could be directly competitive with or superior to our technologies.

        Our competitors include Inova Diagnostics, Inc., DIASORIN, Diagnostica Stago, American Bioproducts, Helena Laboratories Corporation (an existing licensee of Corgenix technology), Organon Teknika, Helix Diagnostic Hemagen Diagnostics, Sigma Diagnostics, The Binding Site and IVAX Diagnostics. We compete against these companies on the basis of product performance, customer service, and to a smaller extent, price.

Patents, Trade Secrets and Trademarks

        We have built a strong patent and intellectual property position around our proprietary application of ELISA technology. We hold one United States patent that expires in 2010. We have no pending patent applications. The Hyaluronic Acid product is protected by U.S., Japanese and European patents held by Chugai. As part of the agreements with Chugai, we have a license to use the Chugai patents to manufacture this product for worldwide distribution, and marketing rights worldwide except Japan. See "Chugai (Fujirebio) Strategic Relationship."

        Several of our strategic development programs utilize intellectual property protection held by our strategic partners or in-licensed to Corgenix.

        Patent applications in the United States are maintained in secrecy until patents are issued. There can be no assurance that our patent, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology. In fiscal 2004 the Company did not incur any costs to defend our patents. See "Risk Factors."

        We have registered our trademark "REAADS" on the principal federal trademark register and with the trademark registries in many countries of the world. This trademark is eligible for renewal in 2006 and will expire in 2007. The trademark "Corgenix" was approved in September 2000.

        Where appropriate, we intend to obtain patent protection for our products and processes. We also rely on trade secrets and proprietary know-how in our manufacturing processes. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived of by an employee shall be the exclusive property of the Company.

        The majority of our product sales, approximately 85% for the fiscal year ended June 30, 2004 and 85% in fiscal 2003, were products that utilized our proprietary technology.

Regulation

        The testing, manufacturing and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and foreign regulatory agencies. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices, which includes diagnostic products. We are limited in our ability to commence marketing or selling diagnostic products in the United States until clearance is received from the FDA. In addition, various foreign countries in which our products are or may be sold impose local regulatory requirements. The preparation and filing of documentation for FDA and foreign regulatory review can be a lengthy, expensive and uncertain process.

        In the United States, medical devices are classified by the FDA into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to ensure their safety and effectiveness in a reasonable manner. Class I devices are subject to general controls (e.g., labeling, pre-market notification and adherence to QSR requirements). Class II devices are subject to general and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or new devices that have been found not to be substantially equivalent to legally marketed devices). All of our current products and products under development are or are expected to be classified as Class II or Class III devices.

        Before a new device can be introduced in the market, we must obtain FDA clearance or approval through either clearance of a 510(k) pre-market notification or approval of a pre market approval ("PMA") application, which is a more extensive and costly application. All of our products have been cleared using a 510(k) application, and we expect that most future products will also qualify for clearance using a 510(k) application (as described in Section 510(k) of the Medical Device Amendments to the F D & C Act of 1938).

        It generally takes up to 90 days from submission to obtain 510(k) pre-market clearance but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. There can be no assurance that we will be able to obtain necessary regulatory approvals or clearances for our products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors."

        Our customers using diagnostic tests for clinical purposes in the United States are also regulated under the Clinical Laboratory Information Act of 1988, or CLIA. The CLIA is intended to ensure the quality and reliability of all medical testing in laboratories in the United States by requiring that any health care facility in which testing is performed meets specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity: "waived," "moderately complex" and "highly complex." Our current ELISA tests are categorized as "moderately complex" tests for clinical use in the United States. Under the CLIA regulations, all laboratories performing high or moderately complex tests are required to obtain either a registration certificate or certification of accreditation from the "Centers for Medicare and Medicaid Services" ("CMS"), formerly the United States Health Care Financing Administration. There can be no assurance that the CLIA regulations and future administrative interpretations of CLIA will not have an adverse impact on the potential market for our future products.

        We are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that we will not incur significant costs to comply with laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business, financial condition and results of operations.

Reimbursement

        Currently our largest market segment is the hospital-based and free-standing independent laboratory market in the United States. Payment for testing in this segment is largely based on third-party payor reimbursement. The laboratory that performs the test will submit an invoice to the patient's insurance provider (or the patient if not covered by a program). Each diagnostic procedure (and in some instances, specific technologies) is assigned a current procedural terminology ("CPT") code by the American Medical Association. Each CPT code is then assigned a reimbursement level by CMS. Third party insurance payors typically establish a specific fee to be paid for each code submitted. Third party payor reimbursement policies are generally determined with reference to the reimbursement for CPT codes for Medicare patients, which themselves are determined on a national basis by CMS.

Employees (for Consolidated Entity)

        As of June 7, 2005, we employed 36 employees, all full-time. Of these, four hold advanced scientific or medical degrees. None of Corgenix's employees are covered by a collective bargaining agreement. We believe that the Company maintains good relations with our employees.

Description of Property

        We currently lease approximately 15,600 square feet of space in two close-by buildings in Westminster, Colorado, which are used for our administrative offices, research and development facilities and manufacturing operations. Both leases expire August 31, 2006. We also lease approximately 1,400 square feet of office space in Peterborough, Cambridgeshire, United Kingdom under a lease that expires October 6, 2006. We believe that suitable additional or alternative space will be available on commercially reasonable terms, as needed, upon the termination of our Westminster, Colorado lease term, and that our existing facilities will be sufficient for our operational purposes through the end of the leases.

Glossary

        Antibody—a protein produced by the body in response to contact with an antigen, and having the specific capacity of neutralizing, hence creating immunity to, the antigen.

        Anti-cardiolipin antibodies (aCL)—a class of antiphospholipid antibody which reacts with a negatively-charged phospholipid called cardiolipin or a phospholipid-cofactor complex; frequently found in patients with SLE and other autoimmune diseases; also reported to be significantly associated with the presence of both arterial and venous thrombosis, thrombocytopenia, and recurrent fetal loss.

        Antigen—an enzyme, toxin, or other substance, usually of high molecular weight, to which the body reacts by producing antibodies.

        Anti-phosphatidylserine antibodies (aPS)—a class of antiphospholipid antibody which reacts to phosphatidylserine; similar to aCL; believed to be more specific for thrombosis.

        Antiphospholipid antibodies—a family of autoantibodies with specificity against negatively charged phospholipids, that are frequently associated with recurrent venous or arterial thrombosis, thrombocytopenia, or spontaneous fetal abortion in individuals with SLE or other autoimmune disease.

        Antiphospholipid syndrome—a clinical condition characterized by venous or arterial thrombosis, thrombocytopenia, or spontaneous fetal abortion, in association with elevated levels of antiphospholipid antibodies and/or lupus anticoagulant.

        Assay—a laboratory test; to examine or subject to analysis.

        Autoantibody—an antibody with specific reactivity against a component substance of the body in which it is produced; a disease marker.

        Autoimmune diseases—a group of diseases resulting from reaction of the immune system against self components.

        Beta 2 glycoprotein I ((beta) 2GPI)—a serum protein (cofactor) that participates in the binding of antiphospholipid antibodies.

        Coagulation—the process by which blood clots.

        Cofactor—a serum protein that participates in the binding of antiphospholipid antibodies, for example (beta)2GPI.

        Delivery format—the configuration of the product. Current Corgenix products utilize a 96-well microplate system for its delivery format.

        Hemostasis—mechanisms in the body to maintain the normal liquid state of blood; a balance between clotting and bleeding.

        Hyaluronic acid (HA)—a polysaccharide found in synovial fluid, serum and other body fluids and tissues, elevated in certain rheumatological and hepatic (liver) disorders.

        HDL cholesterol—high density lipoprotein associated with cholesterol.

        Immunoassay—a technique for analyzing and measuring the concentration of disease markers using antibodies; for example, ELISA.

        Immunoglobulin—a globulin protein that participates in the immune reaction as the antibody for a specific antigen.

        Immunology—the branch of medicine dealing with (a) antigens and antibodies, esp. immunity to disease, and (b) hypersensitive biological reactions (such as allergies), the rejection of foreign tissues, etc.

        In vitro—isolated from the living organism and artificially maintained, as in a test tube.

        In vivo—occurring within the living organism.

        Lipids—a group of organic compounds consisting of the fats and other substances of similar properties.

        Platelets—small cells in the blood which play an integral role in coagulation (blood clotting).

        Platform technology—the basic technology in use for a majority of the Company's products, in essence the "platform" for new products. In the case of Corgenix, the platform technology is ELISA (enzyme linked immunosorbent assay).

        Phospholipids—a group of fatty compounds found in animal and plant cells which are complex triglyceride esters containing long chain fatty acids, phosphoric acid and nitrogenous bases.

        Protein C—normal blood protein that regulates hemostasis; decreased levels lead to thrombosis.

        Protein S—normal blood protein that regulates hemostasis; decreased levels lead to thrombosis.

        Rheumatic diseases—a group of diseases of the connective tissue, of uncertain cause and including rheumatoid arthritis (RA), rheumatic fever, etc., usually characterized by inflammation, pain and swelling of the joints and/or muscles.

        Serum—the clear yellowish fluid which separates from a blood clot after coagulation and centrifugation.

        Systemic lupus erythematosus (SLE)—a usually chronic disease of unknown cause, characterized by red, scaly patches on the skin that tend to produce scars, frequently affecting connective tissue and involving the kidneys, spleen, etc.

        Thrombin—the enzyme of the blood, formed from prothrombin, that causes clotting by converting fibrinogen to fibrin.

        Thrombocytopenia—a condition in which there is an abnormally small number of platelets in the circulating blood.

        Thromboembolism—the obstruction or occlusion of a blood vessel by a thrombus.

        Thrombosis—coagulation of the blood within a blood vessel of any organ, forming a blood clot.

        Tumor markers—- serum proteins or molecules found in high concentrations in patients with selected cancers.

        Vascular—of or pertaining to blood vessels.

        Von Willebrand's Factor (vWF)—normal blood protein that regulates hemostasis; decreased levels lead to abnormal bleeding and increased levels may produce thrombosis.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

        The following table sets forth certain information with respect to the directors and executive officers of Corgenix as of June 21, 2005:

Name	Age	Position	Director/Officer Since
Luis R. Lopez	57	Chief Medical Officer and Chairman of the Board	1998
Douglass T. Simpson	57	President and Chief Executive Officer, Director	1998
Ann L. Steinbarger	52	Senior Vice President Operations	1996
Taryn G. Reynolds	46	Vice President, Facilities and IT	1998
William H. Critchfield	59	Senior Vice President Finance and Administration and Chief Financial Officer	2000
Jun Sasaki	52	Director	2002

        Luis R. Lopez, M.D. has served as the Chief Executive Officer and Chairman of the Board of Directors of Corgenix since May 1998 until April 2005 when his title was changed to Chief Medical Officer. From 1987 to 1990, Dr. Lopez was Vice President of Clinical Affairs at BioStar Medical Products, Inc., a Boulder, Colorado diagnostic firm. From 1986 to 1987 he served as Research Associate with the Rheumatology Division of the University of Colorado Health Sciences Center, Denver, Colorado. From 1980 to 1986 he was Professor of Immunology at Cayetano Heredia University School of Medicine in Lima, Peru, during which time he also maintained a medical practice with the Allergy and Clinical Immunology group at Clinica Ricardo Palma in Lima. From 1978 to 1980 Dr. Lopez held a fellowship in Clinical Immunology at the University of Colorado Health Sciences Center. He received his M.D. degree in 1974 from Cayetano Heredia University School of Medicine in Lima, Peru. He is a clinical member of the American College of Rheumatology, and a corresponding member of the American Academy of Allergy, Asthma and Immunology. Dr. Lopez is licensed to practice medicine in Colorado, and is widely published in the areas of immunology and autoimmune disease.

        Douglass T. Simpson has been the President of Corgenix since May 1998 and was elected a director in May 1998. Mr. Simpson was named Chief Executive Officer and President in April 2005. Mr. Simpson joined Corgenix's operating subsidiary as Vice President of Business Development in 1992, was promoted to Vice President, General Manager in 1995, to Executive Vice President in 1996 and then to President in February 1998. Prior to joining Corgenix's operating subsidiary, he was a Managing Partner at Venture Marketing Group in Austin, Texas, a health care and biotechnology marketing firm, and in that capacity, served as a consultant to REAADS from 1990 until 1992. From 1984 to 1990 Mr. Simpson was employed by Kallestad Diagnostics, Inc. (now part of BioRad Laboratories, Inc.), one of the largest diagnostic companies in the world, where he served as Vice President of Marketing, in charge of all marketing and business development. Mr. Simpson holds B.S. and M.S. degrees in Biology and Chemistry from Lamar University in Beaumont, Texas.

        Ann L. Steinbarger has been the Vice President, Operations of Corgenix since April 2005 and was the Vice President of Sales and Marketing from May 1998 to April 2005. Ms. Steinbarger joined Corgenix's operating subsidiary in January 1996 as Vice President, Sales and Marketing with responsibility for its worldwide marketing and distribution strategies. Prior to joining Corgenix,

Ms. Steinbarger was with Boehringer Mannheim Corporation, Indianapolis, Indiana, a $200 million IVD company. At Boehringer from 1976 to 1996, she served in a series of increasingly important sales management positions. Ms. Steinbarger holds a B.S. degree in Microbiology from Purdue University in West Lafayette, Indiana.

        Taryn G. Reynolds has been a Vice President of Corgenix since May 1998. Mr. Reynolds joined Corgenix's operating subsidiary in 1992, serving first as Director of Administration, then as Managing Director, U.S. Operations. He has served as Vice President, Operations and in 1999, became Vice President, Facilities and IT. Prior to joining Corgenix, Mr. Reynolds held executive positions at Brinker International, MJAR Corporation and M&S Incorporated, all Colorado-based property, operational and financial management firms.

        William H. Critchfield has been Senior Vice President Finance and Administration and Chief Financial Officer of the Company since April 2005 and was the Vice President and Chief Financial Officer from December 2000 to April 2005. Prior to joining Corgenix, Mr. Critchfield was Executive Vice President and Chief Financial Officer of U.S. Medical, Inc., a Denver, Colorado based privately held distributor of new and used capital medical equipment. From May of 1994 through July of 1999, he served as President and Chief Financial Officer of W.L.C. Enterprises, Inc., a retail business holding company. From November 1991 to May 1994, Mr. Critchfield served as Executive Vice President and Chief Financial Officer of Air Methods Corporation, a publicly traded company which is the leading U.S. company in the air medical transportation industry and is the successor company to Cell Technology, Inc., a publicly traded biotechnology company, where he served in a similar capacity from 1987-1991. From 1986 through September 1987 he served as Vice President of Finance and Administration for Biostar Medical Products, Inc., a developer and manufacturer of diagnostic immunoassays. In the past, Mr. Critchfield also served as Vice President of Finance for Nuclear Pharmacy, Inc., formerly a publicly traded company and the world's largest chain of centralized radiopharmacies. Mr. Critchfield is a certified public accountant in Colorado. He graduated magna cum laude from California State University-Northridge with a Bachelor of Science degree in Business Administration and Accounting.

        Jun Sasaki was elected as a director in December 2002. Mr. Sasaki has been the Division Officer and General Manager of the International Diagnostic Reagents Division of Medical & Biological Laboratories Co., Ltd. (MBL) since June 1999. From 1993 to 1999, Mr. Sasaki was the General Manager of MBL's Sales and Marketing Department. From 1992 to 1993, he was located in Boston, Massachusetts and was engaged in the establishment of MBL International Corporation, a sales subsidiary of MBL. He joined MBL in 1976 and has been instrumental in the development of a series of autoimmune products. Mr. Sasaki received a B.E. degree from Yamanashi University in Yamanashi prefecture, Japan.

EXECUTIVE COMPENSATION

        The following table shows how much compensation was paid by Corgenix for the last three fiscal years to Corgenix's Chief Executive Officer and each other executive officer whose total annual salary and bonus exceeded $100,000 for services rendered to the subsidiaries during such fiscal years (collectively, the "Named Executive Officers").

Summary Compensation Table

Long-Term Compensation
Annual Cash Compensation
Name and Principal Position	Fiscal Year			Options Granted (# of Shares)
Salary and Bonus*
Dr. Luis R. Lopez Chairman and Chief Medical Officer	2005 2004 2003	$ $ $	180,372 169,583 174,000	100,000 — 41,900
Douglas T. Simpson President, Chief Executive Officer	2005 2004 2003	$ $ $	157,826 148,386 152,250	205,000 59,072
Ann L. Steinbarger Senior Vice President, Operations	2005 2004 2003	$ $ $	140,916 132,487 135,937	100,000 — 41,519
William H Critchfield Senior Vice President, Financial and Administration and Chief Financial Officer	2005 2004 2003	$ $ $	140,916 132,487 135,937	125,000 — 34,119
Taryn G. Reynolds Vice President, Facilities and Information Technology	2005 2004 2003	$ $ $	112,733 105,991 108,750	70,000 — 35,695
Catherine A. Fink, Ph.D** Vice President, General Manager	2005 2004 2003	$ $ $	112,733 105,991 108,750	0 — 33,695

*
No bonuses were paid to any officer in any of the three years reported.

**
Dr. Fink resigned as an officer on May 31, 2005, and was named Director of New Technology. Dr. Fink will be a consultant to the Company on a part-time basis.

Long-Term Incentive Compensation

        Issuances of stock under the Stock Compensation Plan to the Named Executive Officers during the nine-month period ended March 31, 2005, were as follows:

Officer	Issuances of Stock Under Stock Compensation Plan in Fiscal 2004
Dr. Luis R. Lopez	0
Douglass T. Simpson	0
Ann L. Steinbarger	0
William H. Critchfield	0
Taryn G. Reynolds	0
Catherine A. Fink, Ph.D*	0

        *Dr. Fink resigned as an officer on May 31, 2005.

Aggregated Option Exercises and Option Values as of and for the Nine Months Ended March 31, 2005

        The following table sets forth information concerning option exercises by the Named Executive Officers during the nine-month period ended March 31, 2005, and outstanding options held by the Named Executive Officers as of March 31, 2005:

Name	Number of Shares Acquired on Exercise	Value Realized($)	Number of Shares Underlying Unexercised Options at March 31, 2005 Exercisable/Unexerc.	Value of In-the-Money Options at March 31, 2005 ($) Exercisable/ Unexerc.(1)
Dr. Luis R. Lopez	0	0	32,347/11,833	0/0
Douglass T. Simpson	0	0	63,723/17,557	0/0
Ann L. Steinbarger	0	0	47,774/11,706	0/0
William H. Critchfield	0	0	44,627/11,373	0/0
Catherine A. Fink, Ph.D.(2)	0	0	39,582/9,098	0/0
Taryn G. Reynolds	0	0	40,715/9,976	0/0

(1)
Based on the price of the Company's common stock at June 7, 2005 of $0.28 per share.

(2)
Dr. Fink resigned as an officer on May 31, 2005, and was named Director of New Technology. Dr. Fink will be a consultant to the Company on a part-time basis.

Employment and Consulting Agreements

        Corgenix has entered into employment agreements with the following officers as of the respective dates and for the minimum annual salaries as noted opposite each of their names:

  •
  Luis R. Lopez, M.D.—$160,000, dated April 1, 2001

  •
  Douglass T. Simpson—$140,000, dated April 1, 2001,

  •
  William H. Critchfield—$125,000, dated March 1, 2001

  •
  Ann L. Steinbarger—$125,000, dated April 1, 2001

  •
  Taryn G. Reynolds—$100,000, dated April 1, 2001

        Each of the above employment agreements is for continuously renewable terms of three years, provides for severance payments equal to twelve month's salary and benefits if the employment of the officer is terminated without cause (as defined in the respective agreements), and an automobile expense reimbursement of $500 per month.

        Corgenix had also executed a consulting contract with Wm. George Fleming, Ph.D., who at the time served as Corgenix's Vice President, International Operations, for an annual fee of $125,000. This contract expired on June 30, 2004. Upon Dr. Fleming's retirement, the oversight of international operations was assumed by a member of management of Corgenix UK.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth as of May 31, 2005, certain information regarding the ownership of Corgenix's common stock by (i) each person known by Corgenix to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of Corgenix's directors, (iii) each executive officer and director and (iv) all of Corgenix's executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o Corgenix, 12061 Tejon Street, Westminster, CO 80234. Beneficial ownership, for purposes of this table, includes options and warrants to purchase common stock that are either currently exercisable or will be exercisable within 60 days of May 31, 2005. Other than Dr. Lopez, no other director or executive officer beneficially owned more than 5% of the common stock. Directors and executive officers as a group beneficially owned 6.6% of the total common stock beneficially owned.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent of Total Beneficial Ownership
CAMOFI(1)(2)(5)	4,508,182	33.3%
Truk Opportunity Fund(1)(5)	2,191,909	16.2%
Medical & Biological Laboratories Co., Ltd.	1,760,564	13.0%
Ascendiant Securities LLC	961,334	7.1%
Ascendiant Capital Group LLC	900,000	6.7%
Mid South Investor Fund	800,000	5.9%
Dr. Luis R. Lopez(3)	469,700	3.5%
Taryn G. Reynolds(3)	131,059	1.0%
Douglass T. Simpson(3)	122,956	0.9%
Ann L. Steinbarger(3)	71,089	0.5%
William H. Critchfield(3)	54,627	0.4%
Catherine A. Fink, Ph.D(4)	51,229	0.4%
All current directors and current executive officers as a group (6 persons)	900,660	6.2%

(1)
Beneficial ownership excludes any shares underlying the convertible debt because the debt cannot be converted to equity until November 1, 2005, and then, only the monthly amount of principal and interest due can be converted, not the entire outstanding balance.

(2)
Formerly DCOFI Master LDC.

(3)
Current director or officer.

(4)
Former officer; resigned May 31, 2005.

(5)
The securities owned by this entity contain a provision that it may not, subject to certain exceptions, at any time beneficially own more than 4.99% of our outstanding common stock. The Company and this entity have agreed that, other than on 75 days' notice or upon the occurrence of an event of default, this provision may not be waived.

DESCRIPTION OF SECURITIES

        The Company currently has 40,000,000 authorized shares of common stock, $.001 par value, of which, 8,141,435 shares are issued and outstanding as of the date of this registration statement and 23,775,843 are reserved for issuance upon the exercise of outstanding warrants and conversion of outstanding secured convertible notes. In addition, the Company has 5,000,000 authorized but unissued and unreserved shares of preferred stock. Each share of outstanding common stock is entitled to one vote. Shares of common stock have no preemptive rights.

        The rights, preferences, privileges and limitations of the preferred stock have not been established, and no series of preferred stock has been established. The rights, preferences, privileges and limitations of the preferred stock, in one or more series, may be established by the board of directors without the approval of the holders of the common stock.

        Authorized but unissued common stock may be issued for such consideration as the Board determines to be adequate. Issuance of common stock could have a dilutive effect on current shareholders. Shareholders may or may not be given the opportunity to vote on the issuance of common stock, depending upon the nature of any such transactions, applicable law, the rules and policies of the national securities exchange on which the common stock is then trading, if any, and the judgment of the board of directors. Having a substantial number of authorized and unreserved shares of common stock and preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the Company's outstanding voting stock. Management could use the additional shares to resist a takeover effort even if the terms of the takeover offer are favored by a majority of the independent shareholders. This could delay, defer, or prevent a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the debt conversion described below, there have not been any transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer of the Company, nominee for election as a director, any five percent security holder or any member of the immediate family of any of the foregoing persons had, or will have, a direct or indirect material interest. On May 22, 1998 and March 1, 1999, three executive officers loaned the Company a total of $57,225 which has been in default for a considerable time period. On June 7, 2005, the Company and three executive officers of the Company agreed to a transaction whereby the Company issued shares of the Company's common stock and warrants to acquire additional shares of common stock in exchange for the respective executive officer's agreement to accept the shares and warrants in full satisfaction of all amounts owed by the Company to them pursuant to the terms of their respective promissory notes. The shares and warrants exchanged for the debt owing to the executive officers were as follows:

Executive Officer	Principal and Interest Owed to Officer	Shares Exchanged	Warrants Exchanged
Dr. Luis R. Lopez	$42,269	169,074	169,074
Douglass T. Simpson	$17,159	68,636	68,636
Taryn G. Reynolds	$139,929	559,714	559,714

        On July 1, 2002, the Company entered into an agreement ("MBL Agreement") with MBL under which the Company sold 880,282 shares, on a redeemable basis, of its $.001 par value common stock to MBL for gross proceeds of $500,000. Net proceeds to the Company after issuance costs were $484,746. Under the MBL Agreement, MBL was also granted a put option pursuant to which MBL could cause the Company to repurchase, at a future date, the common stock sold to MBL under the MBL Agreement. Thus, the common stock sold has been designated "redeemable common stock." If exercised, the put option requires the stock to be repurchased at the original purchase price, payable in either a lump-sum purchase or financed over a six-month period. The put option was exercisable by MBL any time after the termination or expiration of the distribution agreement between the Company and RhiGene, MBL's U.S. subsidiary, upon any merger or consolidation of the Company with another corporation wherein the Company's stockholders own less than 50% of the surviving corporation or upon any sale or other disposition of all or substantially all of the Company's assets. The present distribution agreement with RhiGene expired on March 31, 2005. On March 31, 2005 we signed a new distribution and OEM Supply Agreement with MBL International, Inc., a wholly owned subsidiary of MBL, which will grant us non-exclusive rights to distribute MBL's complete diagnostic line of autoimmune testing products in the United States and exclusive distribution rights to the OEM Label products worldwide excluding the United States, Japan, Korea and Taiwan. In addition, Corgenix and MBL are negotiating a new stock redemption agreement with MBL wherein, in principle, one-half (440,141) of the original 880,282 redeemable shares would be converted into a three year note payable with interest at prime (6% as of May 5, 2005) plus two percent with payments commencing June 1, 2005. The remaining 440,141 shares would be redeemable by the Company at $0.568 per share as of June 1, 2008 for any shares still owned at that time by MBL and only to the extent that MBL has not realized at least $250,000 in gross proceeds upon the sales of its redeemable shares in the open market for the time period June 1, 2005 through May 31, 2008. Finally, the warrants originally issued to MBL to purchase 880,282 shares are expected to be extended one year to July 3, 2008 and will be re-priced with respect to their exercise price.

        Pursuant to the agreement with MBL, as long as MBL holds at least 50% of the common stock purchased under the MBL agreement, MBL must give its written consent to the payment of any dividend, the repurchase of any of the Company's equity securities, the liquidation or dissolution of the Company or the amendment of any provision of the Company's Articles of Incorporation or Bylaws which would adversely affect the rights of MBL under the stock purchase transaction documents. MBL was granted standard anti-dilution rights with respect to stock issuances not registered under the Securities Act. MBL also received standard piggyback registration rights and certain demand registration rights.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock is traded on the OTC Bulletin Board (R) under the symbol "CONX.OB." On June 21, 2005, the last bid price of our common stock on the OTC Bulletin Board (R) as reported by the OTC Bulletin Board (R) was $0.25.

        The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the OTC Bulletin Board (R). The following quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions, and may not represent actual transactions.

	Stock Price Ranges
Stock Price Dates
	High	Low
Fiscal Year 2005
Quarter Ended:
September 30, 2004	$1.00	$0.40
December 31, 2004	$0.58	$0.36
March 31, 2005	$0.55	$0.21
Fiscal Year 2004
Quarter Ended:
September 30, 2003	$1.29	$0.70
December 31, 2003	$1.35	$0.85
March 31, 2004	$1.05	$0.70
June 30, 2004	$0.90	$0.28
Fiscal Year 2003
Quarter Ended:
September 30, 2002	$0.80	$0.29
December 31, 2002	$0.65	$0.32
March 31, 2003	$0.60	$0.22
June 30, 2003	$0.38	$0.22

        On June 21, 2005, there were approximately 180 holders of record of our common stock.

        To date, we have not paid any dividends on our common stock, and the board of directors of the Company does not currently intend to declare cash dividends on our common stock. We instead intend to retain earnings, if any, to support the growth of the Company's business. Any future cash dividends would depend on future earnings, capital requirements and the Company's financial condition and other factors deemed relevant by the Board of Directors.

EQUITY COMPENSATION PLAN INFORMATION
AS OF MAY 31, 2005

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF O/S OPTIONS WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (C)
Equity compensation plans approved by security holders	454,169	$0.549	345,831
Equity compensation plans not approved by security holders	600,000	$0.300	900,000

Total	1,054,169	$0.407	1,245,831

LEGAL PROCEEDINGS

        Corgenix is not a party to any material litigation or legal proceeding.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        KPMG LLP was previously the principal accountants for Corgenix Medical Corporation. On March 8, 2005, that firm was dismissed by Corgenix as principal accountants and Hein & Associates LLP was engaged as principal accountants. The decision to change accountants was approved by the audit committee of the board of directors. In connection with the audits of the two fiscal years ended June 30, 2004, and the subsequent interim period through March 8, 2005, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

        The audit reports of KPMG LLP on the consolidated financial statements of Corgenix Medical Corporation and subsidiaries as of and for the years ended June 30, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

  KPMG LLP's report on the consolidated financial statements of Corgenix Medical Corporation and subsidiaries as of and for the years ended June 30, 2004 and 2003, contained a separate paragraph stating "as discussed in note 1(h) to the consolidated financial statements, effective July 1, 2002, the Company changed its method of accounting for goodwill as prescribed by Statement of Financial Accounting Standards No. 142."

AVAILABLE INFORMATION

        We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents filed by us at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the Company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the Company. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained at the SEC's public reference room in Washington, D.C., as well as through the SEC's website.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Corgenix Medical Corporation:

        We have audited the accompanying consolidated balance sheets of Corgenix Medical Corporation and subsidiaries (Company) as of June 30, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Corgenix UK Limited, a wholly-owned subsidiary, as of and for the year ended June 30, 2003, which statements reflect total assets constituting 14 percent and net sales constituting 25 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corgenix UK Limited, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corgenix Medical Corporation and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 1 (h) to the consolidated financial statements, effective July 1, 2002, the Company changed its method of accounting for goodwill as prescribed by Statement of Financial Accounting Standards No. 142.

                      KPMG LLP

Denver, Colorado
October 11, 2004

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2004 and June 30, 2003

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$468,954	342,377
Accounts receivable, less allowance for doubtful accounts of $13,410	834,153	628,717
Inventories	982,227	815,222
Prepaid expenses	30,276	42,788

Total current assets	2,315,610	1,829,104

Equipment:
Capitalized software costs	122,855	122,855
Machinery and laboratory equipment	588,219	585,935
Furniture, fixtures and office equipment	511,488	503,787

	1,222,562	1,212,577
Accumulated depreciation and amortization	(913,020)	(789,564)

Net equipment	309,542	423,013

Intangible assets:
Patents, net of accumulated amortization of $1,019,474 and $944,978, respectively	98,070	172,566
Goodwill, net of accumulated amortization of $44,979	13,677	13,677

	111,747	186,243

Due from officer	12,000	12,000
Other assets	98,925	105,356

Total assets	$2,847,824	2,555,716

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of notes payable, net of discount (note 3)	$569,988	378,683
Current portion of capital lease obligations	51,395	95,881
Accounts payable	483,642	618,934
Accrued payroll and related liabilities	173,392	180,630
Accrued interest	127,831	99,660
Accrued liabilities	169,929	105,392

Total current liabilities	1,576,177	1,479,180
Notes payable, less current portion (note 3)	238,445	373,167
Capital lease obligation, less current portion	9,712	61,504

Total liabilities	1,824,334	1,913,851

Redeemable common stock, 880,282 shares issued and outstanding, aggregate redemption value of $500,000, net of unaccreted discount and issuance costs of $64,919 at June 30, 2004 and $151,474 at June 30, 2003	435,081	348,526
Stockholders' equity:
Preferred stock, $0.001 par value. Authorized 5,000,000 shares, none issued or outstanding	—	—
Common stock, $0.001 par value. Authorized 40,000,000 shares; Issued and outstanding 5,321,319 and 5,271,192 shares in 2004 and 2003, respectively	4,440	4,391
Additional paid-in capital	5,449,100	4,930,576
Accumulated deficit	(4,853,767)	(4,642,297)
Accumulated other comprehensive income (loss)	(11,364)	669

Total stockholders' equity	588,409	293,339

Commitments and contingencies
Total liabilities and stockholders' equity	$2,847,824	2,555,716

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

Years ended June 30, 2004 and 2003

	2004	2003
Net sales	$5,270,553	5,023,669
Cost of sales	1,873,534	1,697,123

Gross profit	3,397,019	3,326,546
Operating expenses:
Selling and marketing	1,348,318	1,498,033
Research and development	737,897	858,892
General and administrative	1,267,479	1,197,534

	3,353,694	3,554,459

Operating income (loss)	43,325	(227,913)

Other expense—
Interest expense	(168,240)	(76,911)

Net loss	$(124,915)	(304,824)

Accretion of discount on redeemable common stock	86,555	86,558

Net loss attributable to common stockholders	(211,470)	(391,382)

Net loss per share basic and diluted	$(0.04)	(0.08)

Weighted average shares outstanding—basic and diluted	$5,305,425	5,236,309

Net loss	$(124,915)	(304,824)
Other comprehensive loss—foreign currency translation	(12,033)	(31,259)

Total comprehensive loss	$(136,948)	(336,083)

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended June 30, 2004 and 2003

	Common Stock, Number of Shares	Common Stock, Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances at July 1, 2002	4,333,095	$4,333	4,695,392	(4,250,915)	31,928	480,738
Issuance of common stock for services	57,815	58	27,399	—	—	27,457
Issuance of redeemable common stock and warrants	880,282	—	222,779	—	—	222,779
Cost of equity issuances	—	—	(14,994)	—	—	(14,994)
Accretion of discount on redeemable common stock	—	—	—	(86,558)	—	(86,558)
Foreign currency translation	—	—	—	—	(31,259)	(31,259)
Net loss	—	—	—	(304,824)	—	(304,824)

Balances at June 30, 2003	5,271,192	$4,391	4,930,576	(4,642,297)	669	293,339
Issuance of common stock and exercise of stock options	50,127	49	18,524	—	—	18,573
Accretion of discount on redeemable common stock	—	—	—	(86,555)	—	(86,555)
Beneficial conversion feature of Genesis convertible note payable (note 3)	—	—	500,000	—	—	500,000
Foreign currency translation	—	—	—	—	(12,033)	(12,033)
Net loss	—	—	—	(124,915)	—	(124,915)

Balances at June 30, 2004	5,321,319	$4,440	5,449,100	(4,853,767)	(11,364)	588,409

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net loss	$(124,915)	(304,824)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	196,259	221,776
Accretion of discount on note payable	84,801
Equity instruments issued for services	12,582	27,463
Changes in operating assets and liabilities:
Accounts receivable, net	(180,669)	65,677
Inventories	(165,459)	(149,917)
Prepaid expenses and other assets	19,762	(49,542)
Accounts payable	(185,064)	65,429
Accrued payroll and related liabilities	(3,071)	62,475
Accrued liabilities, including accrued interest	87,139	81,350

Net cash provided by (used in) operating activities	(258,635)	19,887

Cash flows used in investing activities:
Additions to equipment	(7,124)	(68,883)

Cash flows from financing activities:
Proceeds from issuance of common stock, redeemable common stock, warrants and stock options	5,990	500,000
Proceeds from issuance of notes payable	665,936	204,100
Payments on notes payable	(194,500)	(312,533)
Payments on capital lease obligations	(96,277)	(103,059)
Payment for costs of issuance of common stock and redeemable common stock	—	(30,254)

Net cash provided by financing activities	381,149	258,254

Net increase (decrease) in cash and cash equivalents	115,390	209,258
Impact of foreign currency translation adjustment on cash	11,187	(31,259)
Cash and cash equivalents at beginning of year	342,377	164,378

Cash and cash equivalents at end of year	$468,954	342,377

Supplemental cash flow disclosures:
Cash paid for interest	$56,226	78,000

Cash paid for income taxes	$—	—

Noncash investing and financing activity—
Equipment acquired under capital leases	$—	68,883

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

(1)   Summary of Significant Accounting Policies

  (a) Business and Basis of Presentation

        Corgenix (formerly known as REAADS Medical Products) develops, manufactures and markets diagnostic products for the serologic diagnosis of certain vascular diseases and autoimmune disorders using proprietary technology. The Company markets its products to hospitals and free-standing laboratories worldwide through a network of sales representatives, distributors and private label (OEM) agreements. The Company's corporate offices and manufacturing facility are located in Westminster, Colorado.

        On March 12, 2004, the Company and Genesis Bioventures, Inc. ("Genesis"), signed a definitive merger agreement to effectuate a merger on or about August 31, 2004. This agreement was amended on August 31, 2004 and the date to effectuate a merger was extended to January 31, 2005. (see note 2 to financial statements).

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Corgenix, Inc. and Corgenix (UK) Limited ("Corgenix UK"). Corgenix UK was established as a United Kingdom company during 1996 to market the Company's products in Europe. Transactions are generally denominated in US dollars.

  (b) Principles of Consolidation

        The consolidated financial statements include the financial statements of Corgenix Medical Corporation and its wholly owned subsidiaries. Inter-company balances and transactions have been eliminated in consolidation.

  (c) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  (d) Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with maturities of three months or less at purchase to be cash equivalents.

  (e) Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to customers.

  (f) Inventories

        Inventories are recorded at the lower of cost or market, using the first-in, first-out method. A provision is recorded to reduce excess and obsolete inventories to their estimated net realizable value, when necessary. No such provision was recorded as of and for the two years ended June 30, 2004. Components of inventories as of June 30, are as follows:

	2004	2003
Raw materials	$192,226	133,522
Work-in-process	413,639	402,643
Finished goods	376,362	279,057

	$982,227	815,222

  (g) Equipment and Software

        Equipment and software are recorded at cost. Equipment under capital leases is recorded initially at the present value of the minimum lease payments. Depreciation and amortization expense, which totaled $196,259 and $221,775 for the years ended June 30, 2004 and 2003, respectively, is calculated primarily using the straight-line method over the estimated useful lives of the respective assets which range from 3 to 7 years. Capitalized software costs are related to the Company's web site development, which are being amortized over three years, beginning in October 2002.

  (h) Intangible Assets

        Intangible assets consist of purchased patents and goodwill. Purchased patents are amortized using the straight-line method over the shorter of 15 years or the remaining life of the patent.

        The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) on July 1, 2002. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have indefinite lives are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Identifiable intangibles with estimated useful lives continue to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long Lived Assets.

  (i) Advertising Costs

        Advertising costs are expensed when incurred. Advertising costs included in selling and marketing expenses totaled $27,705 and $63,294 in fiscal 2004 and 2003, respectively.

  (j) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for net operating loss and other credit carryforwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

        Deferred tax assets are reduced by a valuation allowance for the portion of such assets for which it is more likely than not the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.

  (k) Revenue Recognition

        Revenue is recognized upon shipment of products. Sales discounts and allowances are recorded at the time product sales are recognized and are offset against sales revenue.

  (l) Research and Development

        Research and development costs and any costs associated with internally developed patents, formulas or other proprietary technology are expensed as incurred. Research and development expense for the years ended June 30, 2004 and 2003 totaled $737,897 and $858,892 respectively. Revenue from research and development contracts represents amounts earned pursuant to agreements to perform research and development activities for third parties and is recognized as earned under the respective agreement. Because research and development services are provided evenly over the contract period, revenue is recognized ratably over the contract period. Research and development agreements in effect in 2004 and 2003 provided for fees to the Company based on time and materials in exchange for performing specified research and development functions. Contract research and development revenues were $211,935 and $555,813 for the years ended June 30, 2004 and 2003, respectively. Research and development contracts are generally short term with options to extend, and can be cancelled under specific circumstances.

  (m) Long-Lived Assets

        The Company reviews long-lived assets, including intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset.

  (n) Stock-Based Compensation

        The Company accounts for its stock plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, SFAS No.148, Accounting for Stock-Based Compensation-Transition and Disclosure, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net loss disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

        Had the Company determined compensation cost based on the fair value at the date of grant for its stock options under SFAS No. 123, the Company's net income (loss) would have been increased to the pro forma amounts indicated as follows:

	2004	2003
Net loss as reported	$(124,915)	(304,824)
Deduct total stock-based employee compensation expense determined under fair-value method for all awards, net of tax	(60,528)	(52,859)

Pro forma net loss	(185,443)	(357,683)

Net loss per share, basic and diluted as reported	(0.04)	(0.08)
Net loss per share, basic and diluted pro forma	(0.05)	(0.08)

        Fair value was determined using the Black Scholes option—pricing model with the following assumptions: no expected dividends, volatility of 141% in fiscal 2003, risk-free interest rate range of 3.31 to 3.48% in fiscal 2003 and expected lives of seven years.

        The weighted average fair value per option of options granted during the year ended June 30, 2003 was $0.43.

  (o) Earnings Per Share

        Basic earnings (loss) per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options and their equivalents is calculated using the treasury stock method. No stock options were granted in fiscal 2004. Options and warrants to purchase common stock totaling 556,782 and 92,651 shares for fiscal years 2004 and 2003 respectively, are not included in the calculation of weighted average common shares-diluted below as their effect is anti-dilutive. Redeemable common stock is included in the common shares outstanding for purposes of calculating net income (loss) per share.

	2004	2003
Net loss attributable to common stockholders	$(211,470)	(391,382)

Common and common equivalent shares outstanding:
Historical common shares outstanding at beginning of year	5,271,192	4,333,095
Weighted average common equivalent shares issued during year	34,233	903,214

Weighted average common shares—basic and diluted	5,305,425	5,236,309
Net income (loss) per share—basic and diluted	$(.04)	(.08)

  (p) Warrants

        The Company has recorded contingent stock purchase warrants in accordance with Emerging Issues Task Force Bulletin 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. At the grant date, the minimum number of warrants which may eventually be issued are recorded at their fair value, which is adjusted in subsequent periods for revisions of the minimum number of warrants to be issued and the then current fair value of the warrants.

  (q) Reclassifications

        Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

  (r) Foreign Currency Transactions

        The accounts of the Company's foreign subsidiary are generally measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are tanslated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from results of operations and accumulated as a separate component of stockholders' equity.

  (s) Liquidity

        The Company's future capital requirements will depend on a number of factors, including the proposed merger with Genesis and the possible completion of the related Takeout Financing for Genesis, the possible redemption of common stock, the profitability or lack thereof, the rate at which it grows its business and its investment in proprietary research activities, the ability of its current and future strategic partners to fund outside research and development activities, its success in increasing sales of both existing and new products and collaborations, expenses associated with unforeseen litigation, regulatory changes, competition, technological developments, general economic conditions and potential future merger and acquisition activity. The Company's principal sources of liquidity have been cash provided from operating and financing activities, cash raised from the private sale of redeemable common and common stock, the Bridge Note, and long- term debt financing. If completed, the Takeout Financing would provide approximately $6,000,000 to occur concurrently with the consummation of the merger with Genesis, now estimated to be on or about February 28, 2005. If, for any reason the Takeout Financing and the planned merger with Genesis do not occur or if the Company is required to repurchase its redeemable common stock, the Company will need to implement new expense reductions and seek new debt agreements and/or sell additional equity securities in fiscal year 2005 to generate additional operating capital, to develop the markets and obtain the regulatory approvals for its products in the United States, and to pursue all of its strategic objectives. The Company believes that its current availability of cash, working capital, future proceeds from the issuance of common stock and debt financing and expected cash flows from operations resulting from, if necessary, further expense reductions, will be adequate to meet its ongoing needs for at least the next twelve months. At June 30, 2004, cash on hand amounted to $468,954 compared to $342,377 at June 30, 2003. This estimate of the Company's future capital requirements is a forward-looking statement that is based on assumptions that involve varying risks and uncertainties. Actual results may differ significantly from the Company's estimates. There are no assurances the Company would be able to make required payments under certain of its agreements described above if they become due.

(2)   Planned Merger with Genesis Bioventures, Inc.

        On August 5, 2003 (as amended October 21, 2003), the Company entered into a letter of intent to merge with Genesis Bioventures, Inc. (which we refer to as Genesis) a biomedical development company focused on the development of diagnostic tests ("Merger Transaction"). On March 12, 2004, the Company and Genesis signed a definitive merger agreement to effectuate the merger. In September 2004, the Company and Genesis agreed to extend the closing date to on or before February 28, 2005.

        If the merger is consummated, Genesis would issue 14 million shares in exchange for 100% of Corgenix's outstanding shares. On March 24, 2004 Genesis advanced $500,000 to the Company in the form of a Convertible Promissory Note ("Bridge Note"), for on-going business operations as well as merger transaction related expenses. Pursuant to the main provisions of the Bridge Note, interest will not accrue on the principal balance of the Bridge Note unless and until the merger closing does not occur, in which case the interest will accrue at the prime rate at the time of such termination and from said date of termination. Upon a merger termination, the unpaid principal plus accrued interest thereon is payable in four fully amortized semi-annual payments. Depending upon the reason for a merger termination, the lender (Genesis) may elect to convert the unpaid principal balance of the Note plus accrued but unpaid interest thereon (if any) into shares of common stock of Corgenix, at a conversion price of $.40 per share if the merger termination is due to the unrightful refusal to close by Corgenix, or at a conversion price of $.568 per share if the merger termination is for any other reason. The terms of the merger agreement provide that Corgenix's current management team will assume the responsibility of managing the combined entity, which will continue to be known as Genesis Bioventures, Inc. and will be headquartered in Westminster, Colorado, the location of Corgenix's current corporate headquarters. In addition, the proposed merger is conditioned upon certain closing conditions, including approval by the stockholders of each company, the successful completion of a second round of merger related financing in the amount of at least $6 million (which we refer to as the Takeout Financing). The foregoing dates and amounts of these provisions may be waived upon the mutual consent of both companies. The Takeout Financing would provide the combined companies with funding to continue to develop and further expand their respective technologies and sales and marketing activities. Finally, in the event of a breach of the Merger Agreement, the breaching party may be liable for up to $1,500,000 of liquidated damage penalties.

(3)   Notes Payable

        Certain of the notes payable restrict the payment of dividends on the Company's common stock. Notes payable consist of the following at June 30, 2004 and 2003:

	2004	2003
Bridge Note payable to Genesis Bioventures, Inc., net of discount of $415,199. See discussion of terms below.	$84,801	—
Note payable to a bank, with interest at prime plus 2.75% (7.0% at June 30, 2004), due in monthly installments of principal and interest of $13,369 through January 2007, collateralized by commercial security agreements and a key man life insurance policy.	369,351	498,807
Variable Rate Loan payable to a bank, with interest at prime plus 1.0% (minimum rate of 5.5%), due in monthly installments of principal and interest through August 2004.
This loan payable is collateralized by accounts receivable and inventory and is an extension and conversion of a revolving credit agreement with the same bank which matured on March 31, 2004.	292,507	184,965
Bank overdraft facility entered into by Corgenix UK Limited, secured by two officers of the Company whereby Corgenix UK Limited can borrow up to $26,500 with interest at 3% over the base rate, (6.5% at June 30, 2003) maturing June 30, 2004.	—	6,304
Notes payable, unsecured, to former preferred stockholders, with interest at 17%, due on demand. At June 30, 2004, the Company was in default on these notes. See discussion of this default below.	61,774	61,774

	808,433	751,850
Less current portion	(569,988)	(378,683)

Notes payable, excluding current portion	$238,445	373,167

        As described in note (2), Genesis advanced $500,000 to the Company under the Bridge Note. Interest will not accrue on the principal balance of the Bridge Note unless and until the merger closing does not occur, in which case the interest will accrue at the prime rate at the time of such termination and from said date of termination. Upon a merger termination, the unpaid principal plus accrued interest thereon is payable in four fully amortized semi-annual payments. Depending upon the reason for a merger termination, the lender (Genesis) may elect to convert the unpaid principal balance of the Note plus accrued but unpaid interest thereon (if any) into shares of common stock of Corgenix, at a conversion price of $.40 per share if the merger termination is due to the unrightful refusal to close by Corgenix, or at a conversion price of $.568 per share if the merger termination is for any other reason. The market value of the Company's stock was in excess of the potential conversion price at the date the note was executed, resulting in a beneficial conversion feature of approximately $660,000. As required by Emerging Issues Task Force Bulletins 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios" and 00-27, "Application of Issue 98-5 to Certain Convertible Instruments", the entire proceeds of the Bridge Note were credited to additional paid-in capital. The Bridge Note was recorded net of a $500,000 discount, which is being accreted to interest expense over the potential term of the Bridge Note. In the Company's 10-QSB for the three and nine months ended March 31, 2004, the Bridge Note proceeds were classified in debt, rather than being reflected as additional paid-in capital. The financial statements for the year ended June 30, 2004 reflect the appropriate reclassification.

        As of June 30, 2004, the notes payable to former preferred stockholders, originally at an interest rate of 12%, were in default. As a result of the default, the interest rate increased to 17%. Upon the occurrence of an event of default, the lenders, at their sole and absolute discretion and without notice or demand, may declare the entire unpaid balance of principal plus accrued interest immediately due and payable. No such declaration has been made as of June 30, 2004.

        Aggregate maturities of notes payable by year, net of discount amount of $415,199, as of June 30, 2004, are as follows:

Years ending June 30:
2005	$985,187
2006	144,463
2007	93,982

1,223,632
Less unaccreted discount on Bridge Note	415,199

Net maturities	$808,433

        The carrying values of notes payable approximate fair value based on their terms and floating market based interest rates.

(4)   Employee Stock Purchase and Stock Option Plans

        Effective January 1, 1999, the Company adopted an Employee Stock Purchase Plan to provide eligible employees an opportunity to purchase shares of its common stock through payroll deductions, up to 10% of eligible compensation. The plan is registered under Section 423 of the Internal Revenue Code of 1986. Each quarter, participant account balances are used to purchase shares of stock at the lesser of 85% of the fair value of shares on the first business day (grant date) and last business day (exercise date) of each quarter. No right to purchase shares shall be granted if, immediately after the grant, the employee would own stock aggregating 5% or more of the total combined voting power or value of all classes of stock. A total of 60,000 common shares were registered with the Securities and Exchange Commission (SEC) for purchase under the plan. In fiscal 2004 35,394 shares were issued under the plan. In fiscal 2003 57,815 shares were issued under the plan.

        Compensation expense recognized for the 15% discount on shares purchased under this plan amounted to $1,882 and $2,734 in fiscal 2004 and 2003, respectively.

        In October 1999 and July 2000 the Company reserved a total of 200,000 shares of its common stock for an incentive stock option plan (Plan) for employees, directors and consultants. Options are granted at the discretion of the board of directors with an exercise price equal to or greater than the market value of the Company's common stock on the grant date. At the December 2002 annual stockholders meeting, the Company and its stockholders adopted the Amended and Restated 1999 Incentive Stock Plan whereby 800,000 shares of Corgenix common stock were reserved for issuance under this plan.

        Detail of stock option activity for the two-year period ended June 30, 2004 is as follows:

	Number of shares	Range of exercise prices	Weighted average exercise price
Outstanding at July 1, 2002(1)	105,849	$0.625 - 3.28	$0.97
Granted at market price	358,500	0.35 - 0.45	0.42
Granted at greater than market price	—	—	—
Granted at lower than market price	26,000	0.001	.001
Exercised	—	—	—
Canceled	—	—	—

Outstanding at June 30, 2003(1)	490,349		0.509
Granted at market price	—	—	—
Granted at greater than market price	—	—	—
Granted at lower than market price	—	—	—
Exercised	(14,733)	0.35 - 0.45	0.41
Canceled	—	—	—

Outstanding at June 30, 2004(1)	475,616		0.524

Options exercisable at June 30, 2004	246,315		0.595

(1)
Includes 5,869 in warrants granted to an employee in June 2000

        The following table summarizes information about stock options issued to employees and directors that are outstanding at June 30, 2004:

	Outstanding options			Exercisable options
Range of exercise price	Number	Weighted average remaining contractual life (months)	Weighted average exercise price	Number	Weighted average exercise price
$0.001	26,000	65.8	0.001	26,000	0.001
0.625 - 1.375	102,249	42.0	0.842	102,248	0.842
0.35 - 0.45	343,767	65.0	0.417	114,467	0.418
3.28	3,600	33.0	3.28	3,600	3.28

	475,616	72.84	0.524	246,315	0.595

        As of June 30, 2004, there were also 65,588 warrants issued to consultants outstanding and exercisable ranging in prices from $.21 to $.25 per share, with a weighted average exercise price of $.24 per share.

(5)   Commitments and Contingencies

  (a) Leases

        The Company is obligated under various noncancellable operating and capital leases primarily for its operating facilities and certain office equipment. The leases generally require the Company to pay related insurance costs, maintenance costs and taxes. Rent expense on operating leases is reflected on a straight-line basis over the lease term. Future minimum lease payments under noncancelable leases, with initial or remaining terms in excess of one year, as of June 30, 2004, are as follows:

	Capital Leases	Operating Leases
Years ending June 30:
2005	$54,541	230,743
2006	9,892	258,096
2007	—	83,061
2008	—	24,872
	—	9,132

Total future minimum lease payments	64,433	$605,904

Less amounts representing interest	3,326

Present value of minimum capital lease payments	61,107

Less current portion	51,395

Capital lease obligations less current portion	$9,712

        Rent expense totaled $248,880 and $216,880 for the years ended June 30, 2004 and 2003, respectively.

  (b) Employment Agreements

        The Company has employment agreements with six key employees, certain of whom are also stockholders. In addition to salary and benefit provisions, these agreements include defined commitments by the Company should the employees terminate their employment with or without cause.

  (c) Redeemable Common Stock and Warrants

        On July 1, 2002, as part of the Medical & Biological Laboratories Co., Ltd. (MBL) Agreement, MBL purchased shares of the Company's common stock for $500,000, which MBL can require the Company to repurchase at the same price in the event that a previously existing distribution agreement with RhiGene, Inc. is terminated. For no additional consideration, MBL was also issued warrants to purchase an additional 880,282 shares of Common Stock at a price of $.568 per share, which is equal to an aggregate amount of $500,000.

        These warrants expire on July 3, 2007 and may be exercised in whole or in part at any time prior to their expiration. The estimated fair value of the warrant upon issuance was calculated as $401,809 using the Black-Scholes option-pricing model with the following assumptions: no expected dividend yield, 143% volatility, risk free interest rate of 4.2% and an expected life of five years. The gross proceeds of $500,000 were allocated $277,221 to redeemable common stock and $222,779 to the related warrants based on the relative fair values of the respective instruments to the fair value of the aggregate transaction. Issuance costs and the discount attributed to the redeemable common stock upon issuance are being accreted over the 33-month period prior to the presently expected first date on which the put option may be exercised, which is the present expiration date of the distribution agreement between the Company and RhiGene, Inc. Furthermore, pursuant to the agreement with MBL, as long as MBL holds at least 50% of the common stock purchased under the MBL agreement, MBL must give its written consent with respect to the payment of any dividend, the repurchase of any of the Company's equity securities, the liquidation or dissolution of the Company or the amendment of any provision of the Company's Articles of Incorporation or Bylaws which would adversely affect the rights of MBL under the stock purchase transaction documents. MBL was granted standard anti-dilution rights with respect to stock issuances not registered under the Securities Act. MBL also received standard piggyback registration rights along with certain demand registration rights.

  (d) Termination Payment in Event of Certain Terminations

        The Company and Genesis are planning and proceeding to effectuate the merger transaction. There is no assurance that such transaction will be consummated. In the event of a breach of the merger agreement, the breaching party may be liable for up to $1,500,000 of liquidated damage penalties.

(6)   Income Taxes

        Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:

	2004	2003
Computed expected tax benefit	$(13,038)	(114,961)
Reduction (increase) in income taxes resulting from:
Permanent differences	12,328	16,587
Impact of foreign loss not deductible in the United States	—	—
Change in valuation allowance	42,773	103,454
Other	(42,063)	(5,080)

	$—	—

        At June 30, 2004, the Company has a net operating loss carry forward for income tax purposes of approximately $2,040,000 expiring during the period from 2012 to 2023. Research and experimentation tax credit carry forwards approximate $373,000. The utilization of net operating losses may also be limited due to a change in ownership under Internal Revenue Code Section 382.

        As of June 30, 2004, the Company had a gross deferred tax asset of approximately $1,087,000 relating primarily to the Company's net operating losses and research and experimentation credit carry forwards.

        A valuation allowance in the amount of the deferred tax asset has been recorded due to management's determination that it is not more likely than not that the tax assets will be utilized.

(7)   Related Party Transactions

        Amounts due from an officer are due upon demand, and do not bear interest. Amounts due to an officer, pursuant to a note payable, bear interest at 8%.

        During the year, the Company traded with Bond Bio-Tech Limited, a company in which the Director, Dr. W G Fleming, was also a Director of Corgenix UK, Ltd., and an officer of the Company.

Services and equipment were provided to the Company together with the provision of management services. The management services are provided on a commercial basis, other supplies are at cost, combined total of $73,080 and $41,437 in 2004 and 2003, respectively.

(8)   Concentration of Credit Risk

        The Company's customers are principally located in the United States, although there are a few significant foreign customers. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral for receivables.

        The Company's largest customer, a company headquartered in the United States, represented approximately 8.5% and 15.4% of sales in the years ended June 30, 2004 and 2003, respectively, and approximately 7.9% and 11.2% of accounts receivable at June 30, 2004 and 2003, respectively.

(9)   Reportable Segments

        The Company has two segments of business, domestic and international operations. International operations primarily transacts sales with customers in the United Kingdom and Europe, while domestic operations transact all other sales. Sales to Chugai, emanating from the United States, have historically been included in the domestic business segment. The following table sets forth selected financial data for these segments for the years ended June 30, 2004 and 2003.

	Year ended June 30, 2004
	Domestic	International	Total
Net sales—external customers	$4,726,616	1,337,688	6,064,304
Net sales—intercompany	(793,751)	—	(793,751)

Total net sales	$3,932,865	1,337,688	5,270,553
Depreciation and amortization	$195,572	687	196,259
Interest expense	$165,439	2,801	168,240
Net income (loss)	$(482,303)	357,388	(124,915)
Segment assets	$2,458,732	389,092	2,847,824

	Year ended June 30, 2003
	Domestic	International	Total
Net sales—external customers	$4,610,182	1,142,393	5,752,575
Net sales internal customers	(728,906)	—	(728,906)

Total net sales	$3,881,276	1,142,393	5,023,669
Depreciation and amortization	$218,626	3,149	221,775
Interest expense	$91,314	9,234	100,548
Net income (loss)	$(526,097)	221,273	(304,824)
Segment assets	$2,097,844	457,872	2,555,716

(10) Subsequent Events

        The Company and Genesis have verbally agreed to an extension to the existing Amended and Restated Agreement and Plan of Merger between the two companies extending the closing date to on or before February 28, 2005. The final form of the extension has not been determined and will be filed upon execution.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2005	June 30, 2004
	(Unaudited)	***
Assets
Current Assets:
Cash and equivalents	$353,405	$468,954
Accounts receivable, less allowance for doubtful accounts of $30,410 and $13,410	817,134	834,153
Inventories	1,163,548	982,227
Prepaid expenses	46,537	30,276

Total current assets	2,380,624	2,315,610
Equipment:
Capitalized software costs	122,855	122,855
Machinery and laboratory equipment	639,152	588,219
Furniture, fixtures, leaseholds and office equipment	521,406	511,488

	1,283,413	1,222,562
Accumulated depreciation and amortization	(999,927)	(913,020)

Net equipment	283,486	309,542

Intangible assets:
Licenses	18,275	—
Patents, net of accumulated amortization of $1,075,346 and $1,019,474	42,198	98,070
Goodwill	13,677	13,677

Net intangible assets	74,150	111,747

Due from officer	12,000	12,000
Other assets	92,775	98,925

Total assets	$2,843,035	$2,847,824

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of notes payable	$696,020	$569,988
Current portion of capital lease obligations	36,895	51,395
Accounts payable	603,006	483,642
Accrued payroll and related liabilities	180,645	173,392
Accrued interest	154,509	127,831
Accrued liabilities	147,859	169,929

Total current liabilities	1,818,934	1,576,177
Notes payable, excluding current portion	181,165	238,445
Capital lease obligations, excluding current portion	26,590	9,712

Total liabilities	2,026,689	1,824,334

Redeemable common stock, 880,282 shares issued and outstanding at March 31, 2005, aggregate redemption value of $500,000, net of unaccreted discount and issuance costs of $0 and $64,919	500,000	435,081
Stockholders' equity:
Preferred stock, $0.001 par value. Authorized 5,000,000 shares, none issued or outstanding	—	—
Common stock, $0.001 par value. Authorized 40,000,000 shares; issued and outstanding 5,343,826 and 5,321,319 shares at March 31 and June 30, respectively	4,463	4,440
Additional paid-in-capital	5,461,107	5,449,100
Accumulated deficit	(5,135,248)	(4,853,767)
Accumulated other comprehensive income (loss)	(13,976)	(11,364)

Total stockholders' equity	316,346	588,409

Total liabilities and stockholders' equity	$2,843,035	$2,847,824

***
Derived from the audited financial statements for the year ended June 30, 2004

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended		Nine Months Ended
	March 31, 2005	March 31, 2004	March 31, 2004	March 31, 2005
	(Unaudited)		(Unaudited)
Net sales	$1,444,553	$1,355,973	$4,024,195	$3,745,041
Cost of sales	508,571	419,341	1,516,844	1,337,146

Gross profit	935,982	936,632	2,507,351	2,407,895
Operating expenses:
Selling and marketing	360,758	327,612	1,105,234	981,705
Research and development	146,918	193,254	442,363	563,482
General and administrative	273,804	305,982	907,345	846,029

Total expenses	781,480	826,848	2,454,942	2,391,216
Operating income (loss)	154,502	109,784	52,409	16,679
Interest expense, net	78,827	21,395	268,971	69,190

Net income (loss)	75,675	88,389	(216,562)	(52,511)
Accretion of discount on redeemable common stock	21,641	21,639	64,919	64,917

Net income (loss) available to common stockholders	$54,034	$66,750	$(281,481)	$(117,428)

Net income (loss) per share, basic	$0.01	$0.01	$(0.05)	$(0.02)
Net income (loss) per share, diluted	$0.01	$0.01	$(0.05)	$(0.02)
Weighted average shares outstanding, Basic (note 2)	5,341,715	5,307,084	5,338,421	5,300,216
Weighted average shares outstanding, diluted (note 2)	5,367,863	5,971,572	5,338,421	5,300,216

Net income (loss)	$75,675	$88,389	$(216,562)	$(52,511)
Other comprehensive income (loss)—foreign currency translation	2,734	(9,322)	(2,612)	(9,759)

Total comprehensive income (loss)	$78,409	$79,067	$(219,174)	$(62,270)

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

For the nine months ended March 31, 2005 (unaudited)

	Common Stock, Number of Shares	Common Stock, $0.001 par	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Total stockholders' equity
Balance at June 30, 2004	5,321,319	$4,440	$5,449,100	$(4,853,767)	$(11,364)	$588,409
Issuance of common stock and stock options for services	22,507	23	12,007			12,030
Foreign currency translation					(2,612)	(2,612)
Accretion of discount on redeemable common stock				(64,919)		(64,919)
Net loss				(216,562)		(216,562)

Balance at March 31, 2005	5,343,826	$4,463	$5,461,107	$(5,135,248)	$(13,976)	$316,346

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Nine Months Ended
	March 31, 2005	March 31, 2004
	(Unaudited)
Cash flows from operating activities:
Net loss	$(216,562)	$(52,511)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	141,972	148,041
Accretion of discount on notes payable	204,315	—
Equity instruments issued for services	12,030	10,643
Changes in operating assets and liabilities:
Accounts receivable	28,184	(112,351)
Inventories	(180,400)	(108,804)
Prepaid expenses and other assets	(27,845)	(22,059)
Accounts payable	101,653	(183,315)
Accrued payroll and related liabilities	10,949	18,644
Accrued interest and other liabilities	397	7,803

Net cash provided by (used in) operating activities	74,693	(293,909)

Cash flows used in investing activities:
Purchases of equipment	(14,229)	(3,370)

Cash flows from financing activities:
Proceeds from issuance of common stock, redeemable common stock, warrants and exercise of stock options	—	5,990
Proceeds from issuance of notes payable	—	666,031
Payments on notes payable	(135,562)	(159,295)
Payments on capital lease obligations	(43,021)	(72,064)
Payments for costs of issuance of common stock	—	(22)

Net cash (used in) provided by financing activities	(178,583)	440,640

Net increase (decrease) in cash and cash equivalents	(118,119)	143,361
Impact of foreign currency translation adjustment on cash	2,570	2,695
Cash and cash equivalents at beginning of period	468,954	342,406

Cash and cash equivalents at end of period	$353,405	$488,462

Supplemental cash flow disclosures:
Cash paid for interest	$40,358	$49,089

Noncash investing and financing activity—
Equipment acquired under capital leases	$45,400	$—

See accompanying notes to consolidated financial statements.

CORGENIX MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

        Corgenix Medical Corporation (which we refer to as Corgenix or the Company) is engaged in the research, development, manufacture, and marketing of in vitro (outside the body) diagnostic products for use in disease detection and prevention. The Company currently sells 73 diagnostic products (the "Diagnostic Products") on a worldwide basis to hospitals, clinical laboratories, commercial reference laboratories, and research institutions.

        The Company's corporate headquarters is located in Westminster, Colorado. Corgenix has two wholly owned operating subsidiaries:

  •
  Corgenix, Inc., established in 1990 and located in Westminster, Colorado. Corgenix, Inc. is responsible for sales and marketing activities for North America and Japan, and also conducts product development, product support, regulatory affairs and product manufacturing of the Diagnostic Products.

  •
  Corgenix (UK) Ltd., is located in Peterborough, England. Corgenix UK manages the Diagnostic Business' international sales and marketing activities except for distribution in North America and Japan which is under the responsibility of Corgenix, Inc.

        On October 15, 2004 the Company and Genesis Bioventures, Inc. (which we refer to as GBI or Genesis) a biomedical development company focused on the development of diagnostic tests signed an amendment to the May 21, 2004 Amended and Restated Plan of Merger (the "Merger Agreement"), extending the closing date for the proposed merger to on or before February 28, 2005. The extension was executed in the form of Amendment No. 1 (the "Amendment") to the Merger Agreement, a copy of which was filed on Form 8-K on October 20, 2004.

        The Amendment, among other changes, allowed the Company to terminate the Merger Agreement at any time prior to November 30, 2004 if it were not satisfied with the terms or the progress of the new equity financing. A new equity financing in an amount of at least $6,000,000 was a condition to the closing of the Merger pursuant to section 9.13 of the Merger Agreement. On November 30, 2004, the Company and Genesis agreed to extend the date for obtaining the financing to December 10, 2004. On December 9, 2004, the parties agreed to extend the date to December 31, 2004, and on December 31, 2004, the parties agreed to extend the deadline for terminating the Merger Agreement to January 15, 2005. These extensions are documented as Amendments No. 2, 3 and 4 to the Merger Agreement. Management of Corgenix believed that, given the delays experienced during the holiday season, and given the timing delays that are often associated with seeking funds in overseas markets, it was appropriate and in the best interests of the Company to allow Genesis additional time to pursue the new equity financing.

        On January 14, 2005 Corgenix terminated the Amended and Restated Agreement and Plan of Merger with Genesis Bioventures, Inc. due to the lack of progress towards the completion of the $6.0 million merger-related financing and the expiration of key dates within the Merger Agreement (as amended). On March 24, 2004, Genesis advanced $500,000 to Corgenix, which is represented by a promissory note ("Bridge Note"). As of March 31, 2005, the Company owed $470,000 on the Bridge Note. As a result of the termination of the Merger Agreement, the note will convert to a fixed two-year term note bearing interest at the prime rate in effect as of the date of termination of the Merger Agreement, or 5.25%. The note will be fully-amortized over four semi-annual payments of principal and accrued interest; however, the note is convertible, at the election of Genesis, into Corgenix common stock at a conversion price of $.568 per share.

        The market value of the Company's stock had increased from the date of the letter of intent to the date the Bridge Note was executed, resulting in a beneficial conversion feature that was credited to equity, and an equal amount is being recognized as interest expense over the term of the Bridge Note, using the effective interest method.

        The accompanying consolidated financial statements have been prepared without audit and in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, the financial statements include all adjustments (consisting of normal recurring accruals and adjustments) required to present fairly the Company's financial position at March 31, 2005 and June 30, 2004 and the results of operations for each of the three and nine month periods ended March 31, 2005 and 2004, and the cash flows for each of the nine month periods then ended. The operating results for the three and nine months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended June 30, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2004.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements inconformity with accounting principles generally accepted in the United States of America. Significant assumptions inherent in the preparation of the accompanying financial statements include, but are not limited to, revenue recognition and allowances for doubtful accounts, the provision for excess and obsolete inventories, and commitments and contingencies. Actual results could differ from those estimates.

2.     EARNINGS PER SHARE

        Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding increased for the dilutive effect of potentially dilutive securities outstanding during the period. The dilutive effect of stock options, warrants and their equivalents is calculated using the treasury stock method. No stock options were granted in the most recent quarter or nine months ended March 31, 2005 or 2004. Options, warrants and the rights under convertible debt to purchase common stock totaling 1,252,820 shares for the quarter ended March 31, 2005, and totaling 917,350 shares for the quarter ended March 31, 2004 respectively, are not included in the calculation of weighted average common shares-diluted below as their effect is anti-dilutive. Redeemable common stock is included in the common shares outstanding for purposes of calculating net loss per share.

        The components of basic and diluted income (loss) per share are as follows:

	3 months ended March 31, 2005	3 months ended March 31, 2004	9 months ended March 31, 2005	9 months ended March 31, 2004
Net income (loss) available to common stockholders	$54,034	66,750	(281,481)	(117,428)

Common and common equivalent shares outstanding:
Weighted average common shares—basic	5,341,715	5,307,084	5,338,421	5,300,216
Dilutive effect of potentially dilutive securities Outstanding	26,148	664,488	—	—

Weighted average common shares—diluted	5,367,863	5,971,572	5,338,421	5,300,216

Net income (loss) per share—basic	$0.01	$0.01	$(0.05)	$(0.02)

Net income (loss) per $ share—diluted	$0.01	$0.01	$(0.05)	$(0.02)

3.     INCOME TAXES

        A valuation allowance was provided for deferred tax assets, as the Company is unable to conclude under relevant accounting standards that it is more likely than not that deferred tax assets will be realizable.

4.     SEGMENT INFORMATION

        The Company has two segments of business: domestic and international operations. International operations primarily transact sales with customers in Europe and continents other than North America, while domestic operations transact sales primarily in North America. The following table sets forth selected financial data for these segments for the three and nine month periods ended March 31, 2005 and 2004.

	Three Months Ended March 31,			Nine Months Ended March 31,
	Domestic	International	Total	Domestic	International	Total
Net sales
2005	$1,014,058	430,495	1,444,553	2,893,021	1,131,174	4,024,195
2004	$1,022,509	333,464	1,355,973	2,873,996	871,045	3,745,041

Net income (loss)
2005	$(134,014)	209,689	75,675	(600,708)	384,146	(216,562)
2004	$(5,965)	94,354	88,389	(252,468)	199,957	(52,511)

Depreciation and amortization
2005	$47,363	576	47,939	140,263	1,709	141,972
2004	$49,444	512	49,956	146,502	1,539	148,041

Interest expense, net
2005	$77,775	1,052	78,827	265,894	3,077	268,971
2004	$19,918	1,477	21,395	62,204	6,986	69,190

Segment 4 assets
2005	$2,415,526	23,509	2,839,035	2,415,526	423,509	2,839,035
June 30, 2004	$2,411,152	412,133	2,823,285	2,411,152	412,133	2,823,285

5.     REDEEMABLE COMMON STOCK

        On July 1, 2002, the Company entered into an agreement ("MBL Agreement") with Medical & Biological Laboratories Co., Ltd. (MBL), a strategic partner and manufacturer of autoimmune diagnostic kits located in Nagoya, Japan under which the Company sold 880,282 shares, on a redeemable basis, of its $.001 par value common stock to MBL for gross proceeds of $500,000. Pursuant to the MBL Agreement, MBL can require the Company to repurchase at the same price in the event that a previously existing distribution agreement with RhiGene, Inc. is terminated or once it expires. For no additional consideration, MBL was also issued warrants to purchase an additional 880,282 shares of Common Stock at a price of $.568 per share, which is equal to an aggregate amount of $500,000. These warrants expire on July 3, 2007 and may be exercised in whole or in part at any time prior to their expiration. The estimated fair value of the warrant upon issuance was calculated as $401,809 using the Black-Scholes option-pricing model with the following assumptions: no expected dividend yield, 143% volatility, risk free interest rate of 4.2% and an expected life of five years. The gross proceeds of $500,000 were allocated $277,221 to redeemable common stock and $222,779 to the related warrants based on the relative fair values of the respective instruments to the fair value of the aggregate transaction. Issuance costs and the discount attributed to the redeemable common stock upon issuance were accreted over the 33-month period ended March 31, 2005 which was the first date on which the put option could be exercised, and the expiration date of the distribution agreement between the Company and RhiGene, Inc. Furthermore, pursuant to the agreement with MBL, as long as MBL holds at least 50% of the common stock purchased under the MBL agreement, MBL must give its written consent with respect to the payment of any dividend, the repurchase of any of the Company's equity securities, the liquidation or dissolution of the Company or the amendment of any provision of the Company's Articles of Incorporation or Bylaws which would adversely affect the rights of MBL under the stock purchase transaction documents. MBL was granted standard anti-dilution rights with respect to stock issuances not registered under the Securities Act. MBL also received standard piggyback registration rights along with certain demand registration rights. On March31, 2005 we signed a new distribution and OEM Supply Agreement with MBL International, Inc., (MBLI), a wholly owned subsidiary of MBL, which will grant us non-exclusive rights to distribute MBL's complete diagnostic line of autoimmune testing products in the United States and exclusive distribution rights to the OEM Label products worldwide excluding the United States, Japan, Korea, and Taiwan. In addition, Corgenix and MBL are negotiating a new stock redemption agreement with MBL wherein, in principle, one-half (440,141) of the original redeemable shares were converted into a three year note payable with interest at prime (6% as of May 5, 2005) plus two percent with payments commencing June 1, 2005. The remaining 440,181 shares will be redeemable by the Company at $.568 per share as of June 1, 2008 for any shares still owned at that time by MBL and only to the extent that MBL has not realized at least $250,000 in gross proceeds upon the sales of its redeemable shares in the open market for the time period June 1, 2005 through May 31, 2008. Finally, the warrants originally issued to MBL to purchase 880,282 shares are expected to be extended one year to July 3, 2008 and will be re-priced with respect to their exercise price.

6.     STOCK PLANS

        The Company accounts for its stock plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, SFAS No.148, Accounting for Stock-Based Compensation-Transition and Disclosure, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net loss disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The

Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

        Had the Company determined compensation cost based on the fair value at the date of grant for its stock options under SFAS No. 123, the Company's net income would have been decreased or net loss would have been increased to the pro forma amounts indicated as follows:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Net income (loss) available to common stockholders as reported	$54,034	66,750	$(281,481)	$(117,428)
Deduct total stock-based employee compensation expense determined under fair-value method for all awards, net of tax	(10,679)	(15,107)	(32,037)	(45,321)

Net income (loss) available to common stockholders pro forma	$43,355	$51,643	$(313,518)	$(162,749)

Net income (loss) per share as reported	$0.01	$0.01	$(0.06)	$(0.02)
Net income (loss) per share pro forma	$0.01	$0.01	$(0.06)	$(0.03)

        Fair value was determined using the Black Scholes option-pricing model. There were no stock options granted during the nine months ended March 31, 2005 and 2004.

7.     NOTES PAYABLE

        Certain of the notes payable restrict the payment of dividends on the Company's common stock. Notes payable consist of the following at March 31, 2005 and June 30, 2004:

	March 31, 2005	June 30, 2004
Bridge Note payable to Genesis Bioventures, Inc., net of discount of $210,884 and $415,199. See discussion of terms below.	$259,116	$84,801
Note payable to a bank, with interest at prime plus 2.75% (7.0% at June 30, 2004), due in monthly installments of principal and interest of $13,369 through January 2007, collateralized by commercial security agreements and a key man life insurance policy.	266,174	369,351
Variable Rate Loan payable to a bank, with interest at prime plus 1.0% (minimum rate of 5.5%), due in monthly installments of principal and interest through January 2005. This loan payable is collateralized by accounts receivable and is an extension and conversion of a revolving credit agreement with the same bank which matured on March 31, 2004.*	291,121	292,507
Notes payable, unsecured, to former preferred stockholders, with interest at 17%, due on demand. At March 31, 2005 and June 30, 2004, the Company was in default on these notes.	60,774	61,774

	877,185	808,433
Less current portion	(696,020)	(569,988)

Notes payable, excluding current portion	$181,165	$238,445

*
The variable note payable to a bank was due in full at January 31, 2005. The Company has not repaid the loan and has informed the Bank of the status of its current institutional financing. No demand for repayment has been made. It is the intention of the Company to pay the note in full with the proceeds from the current institutional financing, or alternatively to attempt to convert this loan to a term loan with a due date of three to five years. There is no assurance that the current institutional financing will be successful or, in the alternative, that the bank will agree to such terms in which case a near-term infusion of capital will be necessary to satisfy this note. Since the Company needs additional financing to meet our debt requirements, there is no assurance that we will be able to obtain such financing on terms satisfactory to us, if at all. The effects on the financial statements of not obtaining suitable financing cannot be determined.

        Aggregate maturities of notes payable by year, net of discount amount of $210,884, as of March 31, 2005, are as follows:

Years ending June 30:
2005	$379,626
2006	364,462
2007	343,981

1,088,069
Less unaccreted discount on
Bridge Note	210,884

Net maturities	$877,185

        The carrying values of notes payable approximate fair value based on their terms and floating market based interest rates.

        As described in Note 1, on March 24, 2004, Genesis advanced $500,000 to Corgenix, which is represented by the Bridge Note. As of March 31, 2005, the Company owed $470,000 on the Bridge Note. As a result of the termination of the Merger Agreement, the note has converted to a fixed two-year term note bearing interest at the prime rate in effect as of the date of termination of the Merger Agreement, or 5.25%. The note is fully-amortized over four semi-annual payments of principal and accrued interest, with the first payment expected to be due six months after the January 14, 2005 merger termination date; however, the note is convertible, at the election of Genesis, into Corgenix common stock at a conversion price of $.568 per share. The market value of the Company's stock was in excess of the potential conversion price at the date the note was executed, resulting in a beneficial conversion feature of approximately $660,000. As required by Emerging Issues Task Force Bulletin 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios" and 00-27, "Application of Issue 98-5 to Certain Convertible Instruments", the entire proceeds of the Bridge Note were credited to additional paid-in capital. The Bridge Note was recorded net of a $500,000 discount, which is being accreted to interest expense over the expected term of the Bridge Note, using the effective interest method.